As Filed with the Securities Exchange Commission on December 27, 2000
                                                                File No. 0-31701
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                   FORM 10/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934


                           Bowlin Travel Centers, Inc.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                 NEVADA                                          85-0473277
    -------------------------------                          -------------------
    (State or other jurisdiction of                           (I.R.S. Employer
     incorporation or organization)                          Identification No.)


   150 Louisiana NE, Albuquerque, NM                                87108
----------------------------------------                          ----------
(Address of principal executive offices)                          (Zip Code)


       Registrant's telephone number, including area code (505) 266-5985


Securities to be registered pursuant to Section 12(b) of the Act:


     Title of each class                     Name of each exchange on which
     to be so registered                     each class is to be registered
     -------------------                     ------------------------------
            None

Securities to be registered pursuant to Section 12(g) of the Act:


                          Common Stock $.001 Par Value
                          ----------------------------
                                (Title of class)

================================================================================

                              PRELIMINARY STATEMENT

     This registration statement is being filed by Bowlin Travel Centers, Inc., a Nevada corporation. The effectiveness of this registration statement subjects Bowlin Travel Centers to the periodic reporting requirements imposed by Section 13(a) of the Securities Exchange Act.

     We will electronically file with the Securities Exchange Commission the following periodic reports:

     *    Annual reports on Form 10-K with audited financial statements;
     *    Quarterly reports on Form 10-Q;
     * Periodic reports on Form 8-K of matters of material interest to stockholders; and
     * Annual proxy statements to be sent to our stockholders in the notices of our annual stockholders' meetings.

     The public may read and copy any materials we file with the Commission at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that electronically file reports with the Commission.

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1. BUSINESS.

COMPANY OVERVIEW

We operate travel centers dedicated to serving the traveling public in rural and smaller metropolitan areas of the Southwestern United States. Our tradition of serving the public dates back to 1912, when the founder, Claude M. Bowlin, started trading goods and services with Native Americans in New Mexico. We began operating travel centers as a corporation in 1953 and we currently operate thirteen full-service travel centers along interstate highways in Arizona and New Mexico. We advertise our travel centers through a network of approximately 300 outdoor advertising display faces. Our travel centers offer brand name food, gasoline and a variety of unique Southwestern merchandise to the traveling public.

Prior to August 8, 2000 our travel centers were owned and operated as a business segment of Bowlin Outdoor Advertising and Travel Centers Incorporated ("Bowlin Outdoor "). Bowlin Outdoor operated two business segments; travel centers and outdoor advertising. Bowlin Outdoor common stock is traded on the American Stock Exchange. Bowlin Outdoor is a public reporting company. You may read and copy any materials that Bowlin Outdoor files with the Commission at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain information about Bowlin Outdoor by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that electronically file reports with the Commission, including reports proxy and information statements, and other information filed by Bowlin Outdoor

Bowlin Travel Centers, Inc. ("Bowlin Travel Centers") was formed on August 8, 2000, as a wholly-owned subsidiary of Bowlin Outdoor. Pursuant to a Contribution Agreement, dated as of November 1, 2000, Bowlin Outdoor contributed substantially all of the assets and liabilities directly related to its travel centers business to Bowlin Travel Centers. See Item 7, "Certain Relationships and Related Transactions".

RECENT DEVELOPMENTS

     MERGER BETWEEN BOWLIN OUTDOOR AND LAMAR ADVERTISING COMPANY

On October 3, 2000, Bowlin Outdoor entered into an Agreement and Plan of Merger with Lamar Advertising Company, pursuant to which, Bowlin Outdoor plans to merge its outdoor advertising business with Lamar. The merger is subject to stockholder approval and the satisfaction of various other closing conditions. Bowlin Outdoor and Lamar each filed for pre-approval of the merger with the
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Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act.
The waiting period for this HSR filing expired on November 17, 2000, without comment from the Federal Trade Commission. Bowlin Outdoor formed Bowlin Travel Centers in anticipation of a distribution of the shares of Bowlin Travel Centers to the stockholders of Bowlin Outdoor. We expect that Bowlin Outdoor will call and hold a special meeting of its stockholders to approve the merger agreement prior to January 31, 2001.

Lamar and Bowlin Outdoor jointly filed a proxy/registration statement on Form S-4. We anticipate that the proxy/registration statement will be delivered to stockholders of Bowlin Outdoor prior to the special meeting. If approved by the stockholders of Bowlin Outdoor and Lamar, and both parties have satisfied all conditions precedent to consummating the merger, we expect that the merger will be consummated by January 31, 2001.

In the merger, Lamar Southwest Acquisition Corporation, a specially formed, wholly owned subsidiary of Lamar, will merge with and into Bowlin Outdoor. Bowlin Outdoor will be the surviving corporation and will continue to exist under Nevada law as a wholly owned subsidiary of Lamar. The Articles of Incorporation of Bowlin Outdoor, as in effect immediately before the merger, will be the Articles of Incorporation of the Surviving Corporation. The by-laws of the specially formed, wholly owned subsidiary, as in effect immediately before the merger, will be the by-laws of the surviving company.

The merger will be effective upon the filing of articles of merger with the Nevada Secretary of State, or a later time that is specified in the articles of merger. We anticipate that, if approved by the stockholders of Bowlin Outdoor, the articles of merger would be filed soon after the Bowlin Outdoor special meeting.

At the effective time of the merger, each share of Bowlin Outdoor stock will be converted into the right to receive Lamar stock equal to the product of (A) one share of Lamar stock and (B) the quotient of (x) 725,000, divided by (y) the total number of shares of Bowlin Outdoor common stock issued and outstanding. Cash will be paid for any fractional shares. In no event will Lamar issue more than 725,000 shares of Lamar stock for the outstanding shares of Bowlin Outdoor stock. The exchange formula was agreed to in arm's-length negotiations between representatives of Lamar and Bowlin Outdoor. If the stockholders of Bowlin Outdoor approve the merger agreement, and the merger is consummated, each outstanding share of Bowlin Outdoor common stock would be converted into the right to receive 0.15818 shares of Lamar common stock.

Immediately prior to the merger, Bowlin Outdoor intends to "spin-off" Bowlin Travel Centers in a tax-free distribution to the stockholders of Bowlin Outdoor. As a result, Bowlin Travel Centers will not be acquired by Lamar in the merger. Bowlin Outdoor holds 4,583,348 shares of Bowlin Travel Centers. As of November 30, 2000, there were 4,573,348 shares of Bowlin Outdoor common stock outstanding, as well as an option to purchase 10,000 shares of Bowlin Outdoor common stock. The holder of that option has indicated it intends to exercise the option prior to the consummation of the merger. There are no other options, warrants or rights to purchase Bowlin Outdoor common stock outstanding.

As of November 30, 2000, the closing price of a share of Lamar common stock, as reported on the Nasdaq, was $39.00. As of November 30, 2000, the closing price of a share of Bowlin Outdoor, as reported on the AMEX, was $6.25.

     SPIN-OFF OF BOWLIN TRAVEL CENTERS STOCK TO BOWLIN OUTDOOR STOCKHOLDERS

Bowlin Outdoor intends to declare a dividend distribution of all of its shares of Bowlin Travel Centers based on a one-to-one ratio of shares of Bowlin Outdoor owned to shares of Bowlin Travel Centers to be received. As a result, the stockholders of Bowlin Outdoor will have the same proportionate interest in Bowlin Outdoor and Bowlin Travel Centers both before and after the spin-off. The stockholders' relative interests will not change and no stockholders will give up value for the spun-off shares. Bowlin Outdoor will not retain any shares of Bowlin Travel Centers.

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Bowlin Outdoor will not distribute the shares of Bowlin Travel Centers until the
SEC has declared this registration statement effective and the SEC has no further comments to this registration statement. Bowlin Outdoor intends to distribute an Information Statement to the stockholders prior to, or contemporaneously with the distribution of the shares of Bowlin Travel Centers.
A copy of the Information Statement is filed as an exhibit to this registration statement.

     AGREEMENTS BETWEEN BOWLIN OUTDOOR AND BOWLIN TRAVEL CENTERS

Bowlin Outdoor has entered into several agreements with Bowlin Travel Centers that may survive the merger with Lamar. They have entered into a Contribution Agreement, Tax and Disaffiliation Agreement, Management Services Agreement, and a Lease Agreement. These agreements are discussed under Item 7, Certain Relationships and Related Transactions.

     RECENT CLOSING AND SALE OF TWO TRAVEL CENTERS

Prior to October of 2000, we operated fifteen travel centers. On October 20, 2000, we closed one of our travel centers, and on November 27, 2000, we sold one of our travel centers.

On October 20, 2000, we closed one of our travel centers located near Deming, New Mexico. All inventory and most equipment, furniture and fixtures on hand at the time the travel center was closed was distributed to our other travel centers. We expect to record an estimated impairment loss from the abandonment of the travel center of $28,000 in October 2000 for the carrying amount of the buildings and improvements, including an estimate of the costs to remove the building from the leased land. In the fiscal years ended January 31, 2000 and 1999, this travel center generated total revenues of approximately $494,000 and $496,000, respectively. For the same periods, the travel center had income before taxes of $23,300 and $9,600, respectively. For the eight-month period ended September 30, 2000 (unaudited), this travel center generated approximately $244,000 in revenues with a net loss of $48,200 for that same period. Sales from this travel center for the fiscal years ended January 31, 2000 and 1999 accounted for approximately 1.8% and 2.1% of our total revenues, respectively.

On November 27, 2000, we sold our travel center located in Rio Puerco, New Mexico. Proceeds from the sale were $600,000 and we expect to record a gain on the sale of approximately $150,000 in November 2000. In the fiscal years ended January 31, 2000 and 1999, this travel center generated total revenues of $1.394 million and $1.135 million, respectively. For the same periods, the travel center had income before taxes of $34,100 and a net loss before taxes of $90,700, respectively. For the eight-month period ended September 30, 2000 (unaudited), this travel center generated approximately $637,000 in revenues with a net loss of $1,438 for that same period. Sales from this travel center for the fiscal years ended January 31, 2000 and 1999 accounted for 5.1% and 4.8% of our total revenues, respectively.

We believe that the closing and sale of these two travel centers will allow us to focus our resources on our remaining thirteen travel centers. We believe that the loss of these two travel centers will not have a material adverse affect on our overall financial condition.

INDUSTRY OVERVIEW

The travel services industry in which we compete includes convenience stores that may or may not offer gasoline, and fast food and full-service restaurants located along rural interstate highways. We believe that the current trend in the travel services industry is toward strategic pairings of complementary products that are noncompetitive at a single location, such as brand name gasoline and brand name fast food restaurants. This concept, known as "co-branding," has recently seen greater acceptance by both traditional operators and larger petroleum companies. The travel services industry has also been characterized in recent periods by consolidation or closure of smaller

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operators. The convenience store industry includes both traditional operators that focus primarily on the sale of food and beverages but also offer gasoline, and large petroleum companies that offer food and beverages primarily to attract gasoline customers.

The restaurant segment of the travel services industry is highly competitive, most notably in the areas of consistency of quality, variety, price, location, speed of service, and effectiveness of marketing. The major chains are aggressively increasing market penetration by opening new restaurants, including restaurants at "special sites" such as retail centers, travel centers and gasoline outlets. Smaller quick-service restaurant chains and franchise operations are focusing on brand and image enhancement and co-branding strategies.

BUSINESS STRATEGY

Our business strategy is to capture a greater market share of the interstate traveler market in Arizona and New Mexico by offering name brand recognized food service operations and gasoline, and unique Southwestern souvenirs and gifts, at a single location and at competitive prices delivered with a high standard of service.

Our travel centers are strategically located along well-traveled interstate highways in Arizona and New Mexico where there are generally few gas stations, convenience stores or restaurants. Most of our travel centers offer food and beverages, ranging from drinks and snack foods at some locations to full-service restaurants at others. Our food service operations at six of the thirteen travel centers operate under the Dairy Queen/Brazier or Dairy Queen trade names. Two of our travel centers operate under the Stuckey's brand name. The Stuckey's specialty stores are family oriented shops that feature the Stuckey's line of pecan confectioneries. Stuckey's is well known among travelers as a place to shop for souvenirs, gifts, and toys and travel games for children.

Our travel centers offer brand name gasoline such as CITGO, EXXON, and Diamond Shamrock. We are an authorized distributor of CITGO and EXXON petroleum products. Two of our locations are EXXON stations and eight are CITGO stations.

Our billboard advertising for our travel centers emphasizes the wide range of unique Southwestern souvenirs and gifts available at the travel centers, as well as the availability of gasoline and food. Merchandise at each of our stores is offered at prices intended to suit the budgets and tastes of a diverse traveling population. The merchandise ranges from inexpensive Southwestern gifts and souvenirs to unique handcrafted jewelry, rugs, pottery, and other gifts.

GROWTH STRATEGY

TRAVEL CENTERS.

* We are committed to expanding our travel center operations through internal development.

* We believe that the co-branding concept implemented at our travel centers has resulted in increased revenues, and we intend to pursue opportunities to acquire rights to additional brand name products.

* We intend to continue to offer high quality brand name food and products in a clean, safe environment designed to appeal to travelers on interstate highways.

* We intend to continue to increase sales at existing locations through ongoing renovation and upgrading of facilities, including gasoline sales by focusing on the marketing of CITGO and EXXON gasoline brands through our travel center outlets.

GASOLINE WHOLESALING. We have been wholesaling gasoline since 1997. Since 1997, our revenues from wholesaling gasoline has accounted for an average of approximately 5% of our gross revenues. Other than purchasing gas for retail sales through our travel centers, we currently wholesale gasoline to only two customers. We intend to maintain our current level of gasoline wholesaling and do not anticipate expanding or actively marketing our wholesaling business. See "Business Operations - Gasoline Wholesaling".

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
BUSINESS OPERATIONS

     TRAVEL CENTERS

We sell food, gasoline and merchandise through our travel centers located along interstate highways I-10, I-40, and US 70, in Arizona and New Mexico. These are key highways for travel to numerous tourist and recreational destinations as well as arteries for regional traffic among major Southwestern cities. All of our travel centers are open every day of the year except Christmas.

Each of our travel centers maintains a distinct, theme-oriented atmosphere. In addition to Southwestern merchandise, we also import some 650 items from Mexico, including handmade blankets, earthen pottery and wood items. Additional goods, novelties and imprinted merchandise are imported from several Pacific Rim countries. We have long-standing relationships with many of our vendors and suppliers. While we have no formal agreements with any of our vendors and suppliers of Southwestern merchandise and items from Mexico, we believe that there are adequate resources outside of those that we regularly use so that we could continue to provide these items even if we were unable to use our regular sources.

We sell food under the Dairy Queen and Dairy Queen/Brazier brand names and sell snacks and souvenir merchandise under the Stuckey's brand name. The terms of our agreements with Stuckey's and Dairy Queen obligate us to pay these franchisers a franchise royalty and in some instances a promotion fee, each equal to a percentage of gross sales revenues from products sold, as well as to comply with certain provisions governing the operation of the franchised stores. We are obligated to pay Dairy Queen 4% of our sales of their products, and we are obligated to pay Stuckey's 1% of our sales of their products.

We currently operate six Dairy Queens at our travel centers. We have individual franchise agreements for each Dairy Queen operated at our travel centers. None of these agreements are exclusive nor do they prevent us from entering into agreements with other food franchisors. Several of the agreements have different termination provisions and are effective for different terms. Under four of our Dairy Queen agreements, the term continues until we elect to terminate it with 60 days prior written notice, or if we or Dairy Queen elect to terminate the agreement because the other has breached the agreement and has not cured that breach within 14 days of notice of the breach. The other two Dairy Queen agreements are for specific terms. One of those Dairy Queen agreements, entered into February 1, 1984, is for a term of 25 years and the other, entered into on November 18, 1986, is for a term of 20 years. We may not terminate either of these agreements unless we give notice to Dairy Queen that they are in breach of the agreement and Dairy Queen has not cured that breach within thirty days of our notice. Dairy Queen may terminate either of these agreements if they deliver notice to us that we are in breach of the agreement and we do not cure that breach within 14 days of that notice.

We currently operate Stuckey's franchises at two of our travel centers:
Edgewood, New Mexico, and Benson, Arizona. The franchise agreement for our Stuckey's location in Edgewood was entered into on July 7, 1982. This agreement had an initial term of ten years and is renewable for additional five-year terms at our option. The current term of this agreement, if not extended or terminated before, will end on July 7, 2002. We entered into a letter agreement on March 1, 1987 for our Stuckey's location in Benson, Arizona. Under its terms, we may cancel this agreement at any time with ninety days prior written notice. Stuckey's may cancel this agreement with 12 months prior written notice, or if we are in non-compliance with the agreement. The current term of this agreement, if not extended or terminated before, will end on March 1, 2002. Neither of these agreements is exclusive nor do they prevent us from entering into agreements with other food franchisors

We continuously monitor and upgrade our travel center facilities to maintain a high level of comfort, quality and appearance. Improvements include new awnings and facings, new signage and enhanced lighting, furnishings and parking lot improvements.

We are an authorized CITGO and EXXON distributor. We sell CITGO gasoline at seven of our travel centers, and EXXON gasoline at three of our travel centers. At two of our travel centers we sell Chevron and Shamrock gasoline, and at one of our travel centers we sell unbranded gasoline.

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The fact that we are an authorized CITGO and EXXON distributor has significance in our industry. As licensed distributors for CITGO and EXXON, we purchase gasoline directly from CITGO and EXXON as direct marketers and at the lowest wholesale prices they offer. Prior to becoming a licensed distributor, we purchased our gasoline through other distributors, paying a distributor's markup price. This required us to negotiate and enter into agreements with other distributors to try to purchase our gasoline at the lowest possible price. The CITGO and EXXON distribution agreement allows us to streamline our gasoline supply arrangements and take advantage of volume-driven pricing by consolidating purchases from these suppliers.

The CITGO distribution agreement had an initial three-year term that expired September 30, 1998, and automatically renewed for a three-year term through 2001. The EXXON distribution agreement has a three-year term that expires March 31, 2001. CITGO's and EXXON's ability to terminate or refuse to renew the agreement with us is subject to the occurrence of certain events set forth in the Petroleum Marketing Practices Act, which includes bankruptcy, or breach of the agreement by us, or termination by CITGO or EXXON of its petroleum marketing activities in our distribution area. CITGO and EXXON may terminate or refuse to renew these agreements only if it terminates or refuses to renew the agreement in compliance with the Petroleum Marketing Practices Act.

Our agreements with CITGO and EXXON do not prohibit us from entering into similar arrangements with other petroleum companies. The terms of the distribution agreements require us to purchase certain monthly minimum quantities of gasoline during the term of the agreement, which includes gasoline purchased for sale at our travel centers. The amount of gasoline we are required to purchase ranges from a low of 50,000 gallons to a high of 275,000 gallons per month. We determine the amount of gasoline we will purchase under the agreements based on what we believe our need will be for gasoline, including seasonal demands. We make these determinations based on historical sales and our own internal forecasts. Since the effective date of the CITGO distribution agreement, our purchases of CITGO products have exceeded the required minimum quantities. Since the effective date of the EXXON agreement, we have met the minimum quantities. Additionally, the minimum quantities can be increased or decreased, as applicable, to accommodate additional travel centers, or losses of travel centers.

In addition to the requirement to purchase minimum amounts under the CITGO and EXXON distribution agreements, we are also required to pay a processing fee of approximately 3% of the value of the sale for purchases of gasoline made by customers using a credit card.

     GASOLINE WHOLESALING

We currently wholesale gasoline to only two customers. Over the past four years, wholesaling of gasoline has accounted for, on average, approximately 5% of our overall revenues. We intend to maintain our current level of gasoline wholesaling and do not anticipate expanding or actively marketing our wholesaling business. Below is a table that shows the revenues generated from gasoline wholesaling, our total revenues for the periods reflected, and the percentage total of our overall revenues attributable to gasoline wholesaling.

   Gasoline wholesaling revenues as a percentage of Gross Revenues (unaudited)

                                                          PERCENTAGE OF GROSS
FISCAL YEAR ENDED                      REVENUE FROM     REVENUES ATTRIBUTABLE TO
   JANUARY 31,     GROSS REVENUES  GASOLINE WHOLESALING   GASOLINE WHOLESALING
   -----------     --------------  --------------------   --------------------
       1997         $21,692,000                 -0-                 -0-
       1998         $22,584,000         $  917,000                4.06
       1999         $23,803,000         $1,229,000                5.16
       2000         $27,242,000         $1,672,000                6.14

We do not derive a material amount of net revenue from the wholesaling of gasoline. The cost of goods sold as a percentage of gross revenues for gasoline wholesaling is approximately 97%.

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COMPETITION

We face competition at our travel centers from quick-service and full-service restaurants, convenience stores, and gift shops and, to some extent, from truck stops located along interstate highways in Arizona and New Mexico. Large petroleum companies operate some of the travel centers that we compete with, while many others are small independently owned operations that do not offer brand name food service or gasoline. Giant Industries, Inc., a refiner and marketer of petroleum products, operates two travel centers, one in Arizona and one in New Mexico, which are high volume diesel fueling and large truck repair facilities that also include small shopping malls, full-service restaurants, convenience stores, fast food restaurants and gift shops. Our principal competition from truck stops includes Love's Country Stores, Inc., Petro Corporation and Flying J. Many convenience stores are operated by large, national chains that are substantially larger, better capitalized and have greater name recognition and access to greater financial and other resources than we do. Although we face substantial competition, we believe that few of our competitors offer the same breadth of products and services dedicated to the traveling public.

EMPLOYEES

As of September 1, 2000, Bowlin Travel Centers had approximately 174 full-time and 48 part-time employees; 48 were located in Arizona, and 174 were located in New Mexico. None of Bowlin Travel Centers' employees are covered by a collective bargaining agreement and we believe that relations with our employees are good.

REGULATION

In our operations, we are subject to regulation for dispensing gasoline, maintaining mobile homes, dispensing food, sales of fireworks, sales of cactus, operating our outdoor advertising signs, waste disposal and air quality control. We also must maintain registration of our company vehicles, general business licenses and corporate licenses.

Each of our food service operations is subject to licensing and regulation by a number of governmental authorities relating to health, safety, cleanliness and food handling. Our food service operations are also subject to Federal and state laws governing such matters as working conditions, overtime, tip credits and minimum wages. We believe that operations at our travel centers comply in all material respects with applicable licensing and regulatory requirements; however, future changes in existing regulations or the adoption of additional regulations could result in material increases in our operating costs.

Our travel center operations are also subject to extensive laws and regulations governing the sale of tobacco, and in our New Mexico travel centers, the sale of fireworks. Such regulations include certain mandatory licensing procedures and ongoing compliance measures, as well as special sales tax measures. These regulations are subject to change and future modifications may result in decreased revenues or profit margins at our travel centers as a result of such changes.

Nearly all licenses and registrations are subject to renewal each year. We are not aware of any reason we would be unable to renew any of our licenses and registrations. We estimate that the total cost we spend on an annual basis for all of our licenses and registrations is less than $25,000.

Historically, we have incurred ongoing costs to comply with Federal, state and local environmental laws and regulations, primarily relating to underground storage tanks. These costs include assessment, compliance, and remediation costs, as well as certain ongoing capital expenditures relating to our gasoline dispensing operations. Between 1995 and 1999, in compliance with Federally mandated rules, we completed removal of all of our underground storage tanks and replaced them with above ground storage tanks at all but one of our sites. The underground storage tanks at the other site were replaced with fiberglass tanks and a monitoring system, also in compliance with Federally mandated rules. The

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total cost of this conversion was approximately $1,000,000. We have also spent approximately $365,000 cleaning the sites of our underground storage tanks. Of this amount, the State government has reimbursed approximately $119,000 to us and approximately $155,000 is not reimbursable. In general, in cleaning up a previous underground storage tank site we are responsible for the first $10,000 in costs to clean up each site. The remaining costs are generally reimbursable by the State.

We anticipate the regulating agencies will develop regulations for above ground storage of fuel and anticipate that because of our expenditures and compliance, our ongoing costs for compliance should not be material. Over the next 12 months, we anticipate spending less than $100,000 to complete any remaining clean up from our underground storage tank sites. Of this amount, all but approximately $20,000 should be reimbursable. We do not anticipate any other material costs for regulatory compliance during the next 12 months.

TRADEMARKS

We operate our travel centers under a number of our own trademarks such as The Thing, Trails West and Butterfield Station and Bowlin's Running Indian, as well as certain trademarks owned by third parties and licensed to us, such as the Dairy Queen, Dairy Queen/Brazier, Stuckey's, CITGO and EXXON trademarks. Our right to use the trademarks Dairy Queen, Dairy Queen/Brazier, Stuckey's, CITGO and EXXON are derived from the agreements we have entered into with these companies, and these rights expire when those agreements expire or are terminated. We have a Federal trademark for "BOWLIN" that is effective through 2008. All other rights to trade names that we use in our operations are protected through common law or state rights granted through a registration process. We believe that our trademark rights will not materially limit competition with our travel centers. We also believe that, other than our Federal trademark for "BOWLIN", none of the trademarks we own are material to our overall business; however, the loss of one or more of our licensed trademarks could have an adverse effect.

TRADEMARK / TRADE NAME         WHERE REGISTERED       EXPIRATION OF REGISTRATION
----------------------         ----------------       --------------------------
BOWLIN                     United States Patent and
                               Trademark Office            October 27, 2008
The Thing                          Arizona                 November 2, 2000*
Trails West                       New Mexico                 July 29, 2004
Butterfield Station               New Mexico              September 18, 1999*
Bowlin's Running Indian           New Mexico                 April 16, 2004

----------
* We intend to apply for renewal of these trade names with the Secretary of State of the State of New Mexico. We are not aware of any reason why our renewal requests would not be granted.

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ITEM 2. FINANCIAL INFORMATION.

SELECTED FINANCIAL DATA

     The selected data presented below under the captions "Selected Statement of Income Data" and "Selected Balance Sheet Data" for, and as of the end of, each of the years in the three-year period ended January 31, 2000, are derived from the audited financial statements of Bowlin Travel Centers. The financial statements as of January 31, 2000, and 1999, and for each of the years in the three-year period ended January 31, 2000, and the report thereon, are included elsewhere in this Form 10.

     The selected data presented below under the captions "Selected Statement of Income Data" and "Selected Balance Sheet Data" for, and as of the end of the fiscal year ended January 31, 1996 and 1995, and for, and as of the six months ended July 31, 2000, and 1999, are derived from the unaudited financial statements of Bowlin Travel Centers. In the opinion of management, the following unaudited data reflect all adjustments, consisting of normal recurring adjustments, necessary to fairly present the Company's financial position and results of operations for the periods presented in accordance with generally accepted accounting principles.

     Because Bowlin Travel Centers did not operate independently of Bowlin Outdoor, and was a segment of the business operations of Bowlin Outdoor during the periods reflected in the following selected financial data, it might have recorded different results had it been operated independently of Bowlin Outdoor. Therefore, the financial information presented below is not necessarily indicative of the results of operations or financial position that would have resulted if Bowlin Travel Centers had been a separate, stand-alone business during the periods shown, or of its future performance as a separate, stand-alone business.

                           BOWLIN TRAVEL CENTERS, INC.

                                        SIX-MONTHS ENDED
                                            JULY 31,*                                  YEARS ENDED JANUARY 31,*
                                    -------------------------    ------------------------------------------------------------------
                                       2000          1999           2000          1999          1998          1997          1996
                                    -----------   -----------    ----------    ----------    ----------    ----------    ----------
Selected Statement of Income Data:

Net sales                           $14,551,182    13,890,701    26,855,781    23,519,909    22,303,645    21,388,899    20,174,971
                                    ===========   ===========    ==========    ==========    ==========    ==========    ==========
Net income                          $   353,680       389,589       487,366       253,672       596,123       672,729       183,222
                                    ===========   ===========    ==========    ==========    ==========    ==========    ==========
Pro forma basic and diluted
earnings per share**                $      0.08          0.09          0.11
                                    ===========   ===========    ==========
Selected Balance Sheet Data
(at end of period)

Total Assets                        $17,149,348   $    15,133    16,990,676    16,163,671    12,045,789    11,501,644     8,958,046
                                    ===========   ===========    ==========    ==========    ==========    ==========    ==========
Long Term debt including
  current installments              $ 6,451,052   $ 6,787,080     6,723,555     6,769,025     3,068,374     3,186,357     3,626,115
                                    ===========   ===========    ==========    ==========    ==========    ==========    ==========

----------
* The company did not operate independently during any of the fiscal periods shown.
** The pro forma earnings per share amounts are based on the 4,390,098 shares of Bowlin Outdoor outstanding at September 1, 2000, and assumes a one-to-one distribution of Bowlin Travel Centers stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following is a discussion of the financial condition and results of operations of Bowlin Travel Centers as of and for the three fiscal years ended January 31, 2000, 1999 and 1998 as of and for the six-month periods ended July 31, 2000 and 1999. This discussion should be read in conjunction with the financial statements of the company and the related notes included elsewhere in this Form 10. References to specific years refer to Bowlin Travel Centers' fiscal year ending January 31 of such year.

     The forward-looking statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations, which reflect management's best judgment based on factors currently known, involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including but not limited to, those discussed.

SIX-MONTH PERIOD ENDED JULY 31, 2000 COMPARED TO SIX-MONTH PERIOD ENDED JULY 31, 1999

     Gross sales increased by 4.8% to $14.753 million for the six months ended July 31, 2000, from $14.072 million for the six months ended July 31, 1999. Merchandise sales increased 1.1% to $5.257 million for the six months ended July 31, 2000, from $5.200 million for the six months ended July 31, 1999. Continued improvements in our distribution center resulted in a better mix of merchandise as well as an increased turn on inventory.

     Gasoline sales increased 8.6% to $7.114 million for the six months ended July 31, 2000, from $6.551 million for the same period in 1999. Wholesale gasoline sales increased 16.2% to $945,000 for the six months ended July 31, 2000, from $813,000 for the six months ended July 31, 1999. These increases are attributable to increases in gasoline prices for the six months ended July 31, 2000, compared to July 31, 1999.

     Restaurant sales decreased 4.7% to $1.437 million for the six months ended July 31, 2000, from $1.508 million for the six months ended July 31, 1999. The decrease is attributable to decreases in traffic due to higher gasoline prices for the six months ended July 31, 2000.

     Cost of goods sold increased 7.3% to $10.171 million for the six months ended July 31, 2000, from $9.475 million for the six months ended July 31, 1999. Merchandise cost of goods increased 0.5% to $2.350 million for the six months ended July 31, 2000, from $2.338 million for the six months ended July 31, 1999. The increase is attributable to an overall increase in sales.

     Gasoline cost of goods increased 10.4% to $6.520 millions for the six months ended July 31, 2000, from $5.905 million for the six months ended July 31, 1999. Wholesale gasoline cost of goods increased 17.1% to $917,000 for the six months ended July 31, 2000, from $783,000 for the six months ended July 31, 1999. These increases are due to higher gasoline prices in the current period.

     Restaurant cost of goods decreased 14.5% to $384,000 for the six months ended July 31, 2000, from $449,000 for the six months ended July 31, 1999. The decrease is primarily due to a decline in sales as well as improved control of inventory.

     Cost of goods sold as a percentage of gross revenues for the six months ended July 31, 2000 was 68.9% compared to 67.3% for the six months ended July 31, 1999.

     Gross profit slightly decreased 0.8% to $4.380 million for the six months ended July 31, 2000, from $4.416 million for the six months ended July 31, 1999. Lower margins on convenience store product sales and gasoline sales for the six months ended July 31, 2000 continued to negatively impact gross profit.

     General and administrative expenses consist of salaries, bonuses and commissions for travel center personnel, property costs and repairs and maintenance. General and administrative expenses also include executive and administrative compensation and benefits, accounting, legal and investor relations fees. General and administrative expenses decreased 3.3% to $3.402 million for the six months ended July 31, 2000, from $3.519 million for the six months ended July 31, 1999. The decrease is primarily attributable to decreases in compensation and benefits at the travel center locations.

     Depreciation and amortization expense increased 6.2% to $377,000 for the six months ended July 31, 2000, from $355,000 for the six months ended July 31, 1999.

     Management fee income consists of reimbursements for certain corporate general and administrative functions performed on the behalf of Bowlin Outdoor including treasury, accounting, tax, human resources, and other support services. Management fee income decreased to $103,000 during the six months ended July 31, 2000 from $104,000 during the six months ended July 31, 1999. Bowlin Travel Centers and Bowlin Outdoor have entered into a management services agreement, however, Bowlin Outdoor may discontinue such cost sharing in future periods. See "Certain Relationships and Related Party Transactions".

     The above factors contributed to an overall increase in operating income of 9.3% to $705,000 for the six months ended July 31, 2000, from $645,000 for the six months ended July 31, 1999.

     EBITDA (earnings before interest, taxes, depreciation and amortization) is defined as operating income before depreciation and amortization. It represents a measure which management believes is customarily used to evaluate financial performance. However, EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered an alternative to operating income or net income as an indicator of the Company's operating performance or to net cash provided by operating activities as a measure of its liquidity.

     EBITDA for travel centers increased 8.1% to $1.081 million for the six months ended July 31, 2000, from $1.000 million for the six months ended July 31, 1999. The EBITDA margin for travel centers increased to 7.3% for the six months ended July 31, 2000, compared to 7.1% for the six months ended July 31, 1999.

     Interest expense increased 8.5% to $318,000 for the six months ended July 31, 2000, from $293,000 for the six months ended July 31, 1999. The increase is primarily due to the debt on the new travel center facility that opened in February 1999.

     Other income, net, includes gains and/or losses from the sales of assets and interest income. Other income, net, decreased to $189,000 for the six months ended July 31, 2000, from $282,000 for the six months ended July 31, 1999. The decrease is primarily due to a one-time gain of $227,000 from insurance proceeds in fiscal year 2000 not present in fiscal year 2001 partially offset by gains on sales of assets in fiscal 2001.

     Income before income taxes decreased 9.2% to $575,000 for the six months ended July 31, 2000, from $633,000 for the six months ended July 31, 1999. As a percentage of gross revenues, income before income taxes decreased to 3.9% for the six months ended July 31, 2000, from 4.5% for the six months ended July 31, 1999.

     Income taxes were $221,000 for the six months ended July 31, 2000, compared to $244,000 for the six months ended July 31, 1999, as the result of lower pretax income.

     The foregoing factors contributed to a decrease in net income for the six months ended July 31, 2000 to $354,000 compared to $390,000 for the six months ended July 31, 1999.

FISCAL YEAR ENDED JANUARY 31, 2000 (FISCAL 2000) COMPARED TO FISCAL YEAR ENDED JANUARY 31, 1999 (FISCAL 1999)

     Gross sales at our travel centers increased 14.4% to $27.242 million for fiscal 2000 from $23.803 million for fiscal 1999. This increase is primarily attributable to the new travel center completed in February 1999 located approximately 20 miles west of Albuquerque on Interstate 40. The new travel center contributed gross sales of $1.790 million for fiscal year 2000. Merchandise sales increased 21.6% to $9.783 million for fiscal year 2000 from $8.043 million for fiscal year 1999, with the new travel center contributing $631,000 of merchandise sales. Gasoline sales increased 11.2% to $13.035 million for fiscal year 2000 from $11.720 million for fiscal year 1999 with the new travel center contributing $1.159 million of gasoline sales. Restaurant sales decreased 2.1% to $2.752 million for fiscal 2000 from $2.811 million for fiscal 1999.

     Wholesale gasoline sales increased 36.0% to $1.672 million for fiscal year 2000 as compared to $1.229 million for fiscal year 1999. The increase is attributable to an additional wholesale location. In February 1999 we began wholesaling gasoline to a gasoline retailer in Deming, New Mexico. Prior to that, we were wholesaling gasoline only to a Stuckey's travel center location owned by a family relative of Michael Bowlin, the Chief Executive Officer of Bowlin Outdoor and Bowlin Travel Centers. See "Certain Relationships and Related Party Transactions."

     Cost of goods sold for the travel centers increased 18.0% to $18.660 million for fiscal 2000 from $15.818 million for fiscal 1999. This increase is primarily a result of the new travel center, which contributed $1.395 million to cost of goods, of which $353,000 was merchandise and $1.042 million was gasoline. The new travel center accounted for approximately one-half of the cost of goods sold increase for fiscal year 2000. The remaining cost of goods sold increase for fiscal year 2000 was attributable to an overall increase in sales not attributable to the new travel center, of approximately $1.649 million. Cost of goods sold as a percentage of gross revenues for fiscal year 2000 was 68.5% compared to 66.5% for fiscal year 1999.

     Gross profit for the travel centers increased 6.4% to $8.196 million for fiscal year 2000 from $7.702 million for the fiscal year 1999. Lower margins on convenience store items as well as lower gasoline margins and a decrease in gasoline sales volume measured in gallons as a result of extraordinarily high gasoline prices, negatively impacted gross profit.

     General and administrative expenses for travel centers consist of salaries, bonuses and commissions for travel center personnel, property costs and repairs and maintenance. General and administrative expenses also include executive and administrative compensation and benefits, investor relations and accounting and legal fees 1999. General and administrative expenses for the travel centers increased 8.9% to $7.129 million for fiscal year 2000, from $6.546 for fiscal year 1999. The increase is primarily due to general and administrative expenses attributable to the new travel center and, to a lesser extent, increases in travel center rents and sign repairs.

     For fiscal year 2000, the Company's President and its Chief Operating Officer increased their annual base salaries to $195,000 and $145,000 respectively, as provided for in their respective employment agreements effective February 1, 1997. Each of the agreements has a perpetual five-year term, such that on any given date, each agreement has a five-year remaining term. Upon consummation of the proposed merger with Lamar Advertising Company, the President and Chief Operating Officer of Bowlin Outdoor will each resign their positions with Bowlin Outdoor and continue to be the President and Chief Operating Officer of Bowlin Travel Centers. However, the employment agreements to which each was a party will terminate upon effectiveness of the proposed merger with Lamar Advertising Company and Bowlin Travel Centers will not execute new employment agreements.

     Depreciation and amortization expenses increased by 0.3% to $719,000 for fiscal year 2000 from $717,000 for fiscal year 1999.

     Management fee income consists of reimbursements for certain corporate general and administrative functions performed on the behalf of Bowlin Outdoor including treasury, accounting, tax, human resources, and other support services. Management fee income increased 10.7% to $207,000 during fiscal 2000 from $187,000 during fiscal 1999. Bowlin Travel Centers and Bowlin Outdoor have entered into a management services agreement, however, Bowlin Outdoor may discontinue such cost sharing in future periods. See "Certain Relationships and Related Party Transactions".

     The above factors contributed to a decrease in travel centers operating income of 7.6% to $586,000 for fiscal year 2000, as compared to $634,000 for fiscal year 1999.

     EBITDA for travel centers decreased to $1.305 million for fiscal year 2000, as compared to $1.350 million for fiscal year 1999. The EBITDA margin for travel centers decreased to 4.8% for fiscal 2000, as compared to 5.7% for fiscal 1999.

     Interest expense increased 92.3% to $598,000 for fiscal 2000, from $311,000 for fiscal 1999. The increase is primarily attributable to the increase in debt associated with the company's new travel center as well as updates to existing travel centers.

     Non-operating income, net, includes gains and/or losses from the sale of assets, interest income, and a casualty gain from insurance coverage. Non-operating income, net, increased to $808,000 in fiscal 2000 as compared to $93,000 in fiscal 1999, primarily due to a one-time gain from insurance proceeds of $712,000. Excluding the one-time gain from insurance proceeds, non-operating income, net, increased to $96,000 in fiscal 2000, compared to $93,000 in fiscal 1999.

     Income before income taxes increased 91.3% to $796,000 for fiscal 2000, from $416,000 for fiscal 1999. As a percentage of gross revenues, income before income taxes increased to 2.9% for fiscal year 2000, from 1.7% for fiscal 1999 primarily as a result of the gain from insurance proceeds, partially offset by increased depreciation, amortization and interest expense.

     Income taxes were $309,000 for fiscal 2000 compared to $162,000 for fiscal year 1999, as a result of higher pre-tax income. The effective tax rate for fiscal year 2000 was 38.8% as compared to 38.9% for fiscal year 1999.

     The foregoing factors contributed to the company's increase in net income for fiscal 2000 to $487,000, compared to $254,000 for fiscal 1999.

FISCAL YEAR ENDED JANUARY 31, 1999 (FISCAL 1999) COMPARED TO FISCAL YEAR ENDED JANUARY 31, 1998 (FISCAL 1998)

     Gross sales at our travel centers increased 5.4% to $23.803 million for fiscal 1999, from $22.584 million for fiscal 1998. Merchandise sales increased 14.2% to $8.043 million for fiscal 1999, from $7.045 million for fiscal 1998. Gasoline sales increased 0.7% to $11.720 million for fiscal year 1999, from $11.641 million for fiscal year 1998. Restaurant sales decreased 5.7% to $2.811 million for fiscal 1999, from $2.981 million for fiscal 1998. Wholesale gasoline sales increased 34.0% to $1.229 million for fiscal 1999, as compared to $917,000 for fiscal 1998. Delays in opening the new travel center until February 1999 negatively impacted revenues.

     Cost of goods sold for the travel centers increased 5.2% to $15.818 million for fiscal 1999, from $15.042 million for fiscal 1998. As a percentage of gross sales, cost of goods sold decreased slightly to 66.5% from 66.6% for the respective fiscal periods.

     Gross profit for the travel centers increased 6.1% to $7.702 million for fiscal 1999, from $7.261 million for fiscal 1998. During the fourth quarter of fiscal year 1999, travel center revenues were negatively impacted by the lowest gasoline prices in a decade and a corresponding reduction in gross profit. In general, our gasoline markup is based on percentages. Therefore, even though the prices at which we purchased gasoline were comparatively low, it resulted in lower gross profits from sales of gasoline. Also, during the period of lower gas prices, many gasoline retailers decreased their prices, which resulted in greater competitive pressures for all gasoline providers to do the same. This further reduced our ability to profit from the lower price environment.

     General and administrative expenses for travel centers consist of salaries, bonuses and commissions for travel center personnel, property costs and repairs and maintenance. General and administrative expenses also include executive and administrative compensation and benefits, investor relations and accounting and legal fees for fiscal 1999. General and administrative expenses for the travel centers increased 10.5% to $6.546 million for fiscal 1999, from $5.925 million for fiscal 1998. Increases in general and administration are due in part to increases in middle management personnel.

     For fiscal year 1999, the President and Chief Operating Officer of Bowlin Outdoor elected to accept annual base salaries of $145,000 and $90,000, respectively, which are less than the $195,000 and $145,000 salaries provided for in their respective employment agreements effective February 1, 1997. Each of the agreements has a perpetual five-year term, such that on any given date, each agreement has a five-year remaining term. Upon consummation of the proposed merger with Lamar Advertising Company, the President and Chief Operating Officer of Bowlin Outdoor will each resign their positions with Bowlin Outdoor and continue to be the President and Chief Operating Officer of Bowlin Travel Centers. However, the employment agreements to which each was a party will terminate upon effectiveness of the proposed merger with Lamar Advertising Company and Bowlin Travel Centers will not execute new employment agreements.

     Depreciation and amortization expenses increased by 53.5% to $717,000 for fiscal 1999, from $467,000 for fiscal 1998. The increase is primarily attributable to capital expenditures for gasoline tanks and equipment for federal mandates as well as image upgrades for branded fuel. As authorized distributors of CITGO and EXXON, in order to remain in compliance with our distributor agreements with each, we periodically must upgrade our CITGO and EXXON related equipment, signage and related brand identified items. We are required to do this in order to protect and preserve the image that both CITGO and EXXON have built in the gasoline market.

     Management fee income consists of reimbursements for certain corporate general and administrative functions performed on the behalf of Bowlin Outdoor including treasury, accounting, tax, human resources, and other support services. Management fee income increased 1.6% to $187,000 during fiscal 1999 from $184,000 during fiscal 1998. Bowlin Travel Centers and Bowlin Outdoor have entered into a management services agreement, however, Bowlin Outdoor may discontinue such cost sharing in future periods. See "Certain Relationships and Related Party Transactions".

     The above factors contributed to a decrease in travel centers operating income of 41.7% to $634,000 for fiscal 1999, compared to $1.088 million for fiscal year 1998.

     EBITDA for travel centers decreased by 13.2% to $1.350 million for fiscal 1999, compared to $1.555 million for fiscal 1998. The EBITDA margin for travel centers decreased to 5.7% for fiscal 1999, compared to 6.9% for fiscal 1998.

     Interest expense increased 15.6% to $311,000 for fiscal year 1999 from $269,000 for fiscal 1998. The increase is a result of borrowings to fund the continued conversion of travel centers to CITGO and EXXON branding.

     Non-operating income, net decreased to $93,000 in fiscal 1999 from $150,000 or 38.0%. This decrease was due to fewer gains on the sale of assets.

     Income before income taxes decreased 57.1% to $416,000 for fiscal year 1999, from $969,000 for fiscal 1998. As a percentage of gross revenues, income before income taxes decreased to 1.7% for the fiscal year ended 1999 from 4.3% for the same fiscal period 1998 primarily as a result of increased depreciation and interest expense partially offset by a decrease in non-operating income, net.

     Income taxes were $162,000 for fiscal 1999, compared to $373,000 for fiscal 1998, as a result of lower pre-tax income. The effective tax rate for fiscal 1999 was 38.9% as compared to 38.5% for fiscal 1998.

     The foregoing factors contributed to the company's decrease in net income for fiscal 1999 to $254,000, compared to $596,000 for fiscal 1998.

LIQUIDITY AND CAPITAL RESOURCES

JULY 31, 2000

     At July 31, 2000, the company had working capital of $4.050 million compared to working capital of $3.687 million at January 31, 2000, and $4.646 million at January 31, 1999. At July 31, 2000, the company had a current ratio of 2.9:1 compared to a current ratio of 2.8:1 at January 31, 2000 and 3.3:1 at January 31, 1999 ("current ratio" is the ratio of current assets to current liabilities). The increase in working capital and the current ratio between January 31, 2000 and July 31, 2000 are primarily attributable to increases in cash of $664,000, offset by decreases in accounts receivable of $300,000. The decrease in working capital and the current ratio between January 31, 1999 and January 31, 2000 are primarily attributable to decreases in cash of $403,000, accounts receivable of $93,000 and inventory of $155,000, a decrease in income taxes receivable of $224,000 and a decrease in current installments of long term debt of $11,000.

     The net cash provided by operating activities was $931,000 for the six-month period ended July 31, 2000, compared to $1.612 million for the six-month period ended July 31, 1999. Net cash provided by operating activities was $1.422 million and $230,000 for the fiscal years ended January 31, 2000 and 1999, respectively. During fiscal 2000, there were increases in deferred income taxes of $362,900. Deferred income taxes increased primarily as a result of book-tax timing differences on depreciation of assets placed in service in fiscal 1999 and 2000.

     Net cash provided by investing activities was $4,700 for the six-month period ended July 31, 2000, compared to net cash used of $1.106 million for the six-month period ended July 31, 1999. The increase was due primarily to purchases of property and equipment of $205,000 for the six-month period ended July 31, 2000, compared to $1.724 million during the six-month period ended July 31, 1999. Increases in property and equipment were offset by proceeds from the sale of assets of $202,000 in the six-month period ended July 31, 2000, compared to proceeds of $16,000 in the six-month period ended July 31, 1999, as well as $599,000 in insurance proceeds received during the six-month period ended July 31, 1999. Net cash used in investing activities decreased to $1.779 million in fiscal 2000 from $2.029 million in fiscal 1999. The decrease was due primarily to receipt of insurance proceeds of $1.087 million in fiscal 2000 not present in fiscal 1999, as well as proceeds from the sale of certain assets of $139,000 in fiscal 2000 compared to proceeds of $13,000 in fiscal 1999. Purchases of property and equipment were $2.909 million in fiscal 2000, compared to $2.061 million in fiscal 1999. The insurance proceeds we received were for a loss caused by a fire at our headquarters during November 1998. The building has been repaired and the proceeds received from the insurance loss were based on our costs to repair the damage. See "Notes to Financial Statements - Note 2".

     Net cash used by financing activities was $273,000 for the six-month period ended July 31, 2000 compared to net cash provided of $18,000 in the six-month period ended July 31, 1999. The decrease was due primarily to a decrease in net borrowings of $250,000, and an increase in payments on long-term debt of $41,000, in the six-month period ended July 31, 2000 compared to the six-month period ended July 31, 1999. Net cash used by financing activities was $45,000 in fiscal 2000 compared to net cash provided of $3.406 million in fiscal 1999. The change was primarily due to a decrease in proceeds from borrowings of $3.536 million in fiscal 2000, as well as payments for debt issuance costs totaling $295,000 in fiscal 1999 not present in fiscal 2000. New debt in fiscal 2000 was a result of continued renovations and upgrades at the company's travel centers

     As of July 31, 2000, the company was indebted to various banks and individuals in an aggregate principal amount of approximately $6.451 million under various loans and promissory notes, compared to $6.724 as of January 31, 2000. Land, buildings, equipment and inventories of the company secure many of the loans and promissory notes. The loans and promissory notes mature at dates from the current fiscal year to October 2013 and accrue interest at rates ranging from 7.75 % to 10% per annum. Our total monthly payments on our outstanding long-term debt obligations are approximately $87,000.

     Approximately $5.3 million of the approximately $6.5 million in loans and promissory notes outstanding as of July 31, 2000, was borrowed under the Master Loan Agreement dated as of November 10, 2000, by and among us, Bowlin Outdoor and First Security Bank. Under this master loan agreement, Bowlin Outdoor and Bowlin Travel Centers cross-collateralize their assets and property as security interests against both of their obligations under the agreement. Under this arrangement, the assets and property of Bowlin Travel Centers secure the obligations of Bowlin Travel Centers and Bowlin Outdoor, and vice versa. However, upon distribution of the Bowlin Travel Centers shares to the stockholders of Bowlin Outdoor, First Security Bank has agreed to release its security interests in and to any of the assets and property of Bowlin Travel Centers as security against any obligations of Bowlin Outdoor under the agreement. Lamar has indicated that upon consummation of the merger with Bowlin Outdoor, it intends to completely pay off any outstanding obligations of Bowlin Outdoor under the agreement. We anticipate that upon distribution of the shares of Bowlin Travel Centers by Bowlin Outdoor, only our assets and property will secure our obligations under the master loan agreement, and the obligations of Bowlin Outdoor will be secured only by the assets and property of Bowlin Outdoor. See Item 7 - Certain Relationships and Related Transactions, MASTER LOAN AGREEMENT.

     Under the Master Loan Agreement, we must:

          *    comply with all material laws, rules, regulations and orders;
          * pay and discharge all taxes, assessments and governmental charges or levies imposed upon us or our property before they become delinquent, so long as it is not being contested;
          * maintain insurance with responsible and reputable insurance companies or associations in amounts covering such risks as are acceptable to First Security Bank;
          * preserve and maintain our corporate existence, rights, franchises and privileges in the jurisdiction or our incorporation, and qualify and remain qualified in each jurisdiction in which such qualification is necessary or desirable in view of our business and operations or ownership of our properties;
          * maintain and preserve in good working order, save ordinary wear and tear, all of our properties that are used or useful in the conduct of our business; and
          * perform and observe all of the terms and provisions of all other loans, debts and obligations.

     Under the Master Loan Agreement, we must also maintain, individually, and on a consolidated basis with Bowlin Outdoor, each of the following minimum financial ratios, calculated quarterly from our fiscal quarter audited statements with income and expense items annualized:

          *    debt coverage ratio of 1.15 to 1.0;
          *    interest coverage ratio of 1.5 to 1.0;
          * net worth of company must increase by at least 50% of net profit on an annual basis; and
          *    tangible leverage ratio of not more than 3.5 to 1.0;

For purposes of calculating these ratios, the following definitions and formulas apply:

          "earnings" means earnings before interest, taxes, depreciation and amortization;

          "interest coverage ratio" means earnings divided by (Interest expense (+) taxes);

          "debt coverage ratio" means earnings divided by (prior year current maturities of long term debt (+) interest expense (+) taxes); and

          "tangible leverage ratio" means total liabilities / tangible net worth. Tangible net worth is defined as the sum of (capital stock, paid in capital and returned earnings) less the sum of goodwill or other intangible assets.

     Beginning May 1, 2001, and annually thereafter, if the merger transaction between Bowlin Outdoor and Lamar has not been consummated, and we are continuing to operate jointly with Bowlin Outdoor under the Master Loan Agreement, we will be obligated to pay additional principal payments of up to a maximum amount of $400,000 per year, based on our "excess cash flow". Excess cash flow means 50% of the excess EBITDA above the 1.3 to 1.0 debt service coverage ratio calculated as of the fiscal year-end. The May 1, 2001 additional debt service payment will be calculated based on our fiscal year ending January 31, 2001. However, upon closing of the proposed merger transaction with Lamar, and payment of the outstanding Bowlin Outdoor notes, this obligation terminates. Lamar has indicated that upon closing of the proposed merger transaction, it intends to pay off all outstanding Bowlin Outdoor notes under the Master Loan Agreement

     Also, during the term of the Master Loan Agreement, we may not, except with First Security Bank's prior written consent:

          * merge with another entity (excluding the proposed merger between Bowlin Outdoor and Lamar);
          * sell, pledge or dispose of all or substantially all of our assets;
          *    invest in another entity in excess of $500,000;
          *    materially change our business operations;
          * make any non-GAPP required or recommend changes in our accounting methods;

          * incur, assume or otherwise become obligated on loans, borrowings, debts, leases, or other financing with any person or entity in an amount exceeding the aggregate of $500,000 per fiscal year and the aggregate maximum amount of $1,000,000 (not including amounts due to vendors for fuels, supplies, materials, labor, and similar day to day operating expenses incurred in the ordinary course of the travel center and outdoor advertising business);
          * incur any indebtedness or other obligations to any lender to finance the acquisition of any outdoor advertising business or billboards; or
          * incur any indebtedness or other obligations to the owner or seller of any single or related group of outdoor advertising assets or businesses to finance the purchase of such assets (seller financing) in excess of $500,000 and in no event in excess of the aggregate maximum amount of $1,000,000 for all such types of indebtedness.

Under the Master Loan Agreement if Michael L. Bowlin or Chris Bess or both of them is, for any reason, no longer able to perform their present full time duties for Bowlin Outdoor prior to the consummation of the proposed merger transaction with Lamar, other than because of their death or incapacity, First Security Bank has the option, upon 30 days written notice, to declare all sums due and owing under the notes, and all other obligations of Bowlin Travel Centers and Bowlin Outdoor under the Master Loan Agreement, immediately due and payable in full.

The full and complete Master Loan Agreement is set forth as Exhibit 10.28 to this registration statement.

       The following table shows our long-term debt obligations as of July 31, 2000:

                                                                 JULY 31,
                                                                   2000
                                                                -----------
     Due bank, maturity November 2005, variable interest
       (8.50% at January 31, 2000), monthly installments
       of $34,347, secured by buildings and equipment           $ 2,570,493
     Due bank, maturity October 2013, variable interest
       (8.50% at January 31, 2000), monthly installments
       of $9,860, secured by land and buildings                     925,698
     Due bank, maturity October 2013, variable interest
       (8.50% at January 31, 2000), monthly installments
       of $6,329, secured by land and buildings                     547,151
     Due bank, maturity January 2005, variable interest
       at index rate (8.00% at January 31, 2000),
       monthly installments of $4,818 secured by
       buildings and equipment                                      460,011
     Due bank, maturity May 2005, variable interest at
       index rate plus .5 (8.50% at January 31, 2000),
       monthly installments of $8,614, secured by
       buildings and equipment                                      713,923
     Due banks and other financing companies, with
       maturity dates ranging from 2000 to 2013. Most
       bear interest at adjustable rate of 7.75% with
       certain fixed rate notes at 8.9%. Monthly
       payments totaling $19,188. Secured by land,
       buildings, equipment, and inventories                      1,114,104
     Due individuals, various payment schedules with
       maturity dates in 2003, including interest
       ranging from 8.00% to 10.00%. Monthly payments
       totaling $3,818. Secured by land and buildings               119,672
                                                                -----------

                                                                  6,451,052
     Less current maturities                                        482,926
                                                                -----------
                                                                $ 5,968,126
                                                                ===========

     The table below shows our future maturities of long-term debt for the years indicated ending January 31.


     2001                                                       $   491,701
     2002                                                           528,349
     2003                                                           554,293
     2004                                                           524,976
     2005                                                           476,743
     Thereafter                                                   4,147,493
                                                                -----------
                  Total                                         $ 6,723,555
                                                                ===========

See "Notes to Financial Statements - Footnote 4".

We have forecasted approximately $300,000 for capital commitments for fiscal year 2001. We expect to use current working capital and cash flows from operations to fund these commitments and do not anticipate obtaining any outside sources for these commitments.

We are unaware of any trends or demands, commitments or uncertainties that will result or are reasonably likely to result in our liquidity increasing or decreasing in any material way over the next 12 months. We can borrow up to $1.3 million under our credit facility with First Security Bank. (See "Certain Relationships and Related Party Transactions" for a summary of our Master Loan Agreement, by and among First Security Bank, Bowlin Outdoor and Bowlin Travel Centers). We believe that our working capital and the cash flow generated from our current operations will be sufficient to fund our operations over the next 12 months without borrowing any additional funds under our credit facility. While we are not currently a party to any agreements to acquire any additional travel centers, nor do we have plans to build any additional travel centers in the near term, if we were to acquire or construct any additional travel centers we would likely have to obtain additional financing to do so, either under our current credit facility or through other means. We could not predict with any certainty what the terms of such financing might be.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of July 31, 2000, approximately $5.750 million of the company's total indebtedness accrued interest at variable rates tied to LIBOR or the respective bank's prime lending rate. As such, the company is subject to fluctuations in interest rates that could have a negative impact on the net income of the company. In addition, it is likely that future indebtedness incurred by the company will be at variable rates that could impact the company's ability to finance internal development and growth of the business. We do not, however, believe that any risk inherent in the variable rate nature of our debt is likely to have a material effect on our financial position, results of operations or liquidity.

We have not entered into any market risk sensitive instruments for trading purposes. Further, we do not currently have any derivative instruments outstanding and have no plans to use any form of derivative instruments to manage our business in the foreseeable future.

                                  RISK FACTORS

We do not provide forecasts of potential future financial performance. While our management is optimistic about long-term prospects, the following issues and uncertainties, among others, should be considered in evaluating our growth outlook.

This registration statement contains forward-looking statements that involve risks and uncertainties. You should not rely on these forward-looking statements. We use words such as "anticipate," "believe," "plan," "expect," "future," "intend" and similar expressions to identify such forward-looking statements. This information statement also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the travel center industry, among other things. You should not place undue reliance on those forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks faced by us described below and elsewhere in this registration statement.

THERE IS NO TRADING MARKET FOR OUR SHARES OF COMMON STOCK AND THERE MIGHT NEVER BE ONE, AND IF A TRADING MARKET DOES DEVELOP OUR SHARES OF COMMON STOCK WILL LIKELY BE SUBJECT TO SIGNIFICANT PRICE VOLATILITY AND AN ILLIQUID MARKET.

We are not applying to any exchange to list our shares of common stock. We anticipate that one or more potential Market Makers might apply to quote prices for, and trade in, our shares of common stock on the OTC Bulletin Board. However, there can be no assurance that any Market Maker will ever apply to the OTC Bulletin Board to trade in our shares of common stock, or that even if accepted by the OTC Bulletin Board, that a market will ever result. Even if our shares begin trading on the OTC Bulletin Board, or through any other market or system, the market price of the common stock could also be subject to significant fluctuations in response to such factors as variations in our anticipated or actual results of operations or of other companies engaged in similar businesses, changes in conditions affecting the economy generally, analyst reports, general trends in the industry or changes in the stock markets generally. It is likely that any market in our common shares that develops will be very illiquid making it difficult to buy or sell our shares.

OUR HISTORICAL FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS A SEPARATE COMPANY.

The historical financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is because:

     * we have made adjustments and allocations, primarily with respect to corporate-level expenses and administrative functions, because Bowlin Outdoor did not account for us as, and we were not operating as, a separate stand-alone business for all periods presented; and

     * the information does not reflect changes that may occur in the future as a result of our separation from Bowlin Outdoor

For additional information, see "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE MIGHT INCUR GREATER COSTS AND EXPENSES IN PROPORTION TO OUR REVENUES OPERATING AS A STAND-ALONE ENTITY THAT COULD ADVERSELY AFFECT OUR PROFITABILITY.

We have not operated as a stand-alone entity separate from Bowlin Outdoor. We may have benefited from operating as a division of Bowlin Outdoor by sharing some expenses, personnel and other costs. Our general and administrative costs, as a percentage of revenue, could increase as a result of our operating independently of Bowlin Outdoor. If the costs and expenses of operating independently are substantially greater than the costs and expenses of operating as a division of Bowlin Outdoor, it could have a negative affect on our profitability and an adverse affect on our business operations and financial condition.

WE MIGHT NOT BE ABLE TO SECURE ADDITIONAL FINANCING.

We have been able to secure financing for the purchase of additional assets from commercial lenders in amounts up to 100% of the fair market value of the acquired assets. However, this financing was obtained by Bowlin Outdoor as a single consolidated entity. We might not be able to obtain additional financing as a stand-alone company without the outdoor advertising segment of Bowlin Outdoor. If obtainable, there can be no assurance that any additional financing will be available in the future on terms acceptable to us. We anticipate that any financing that we do secure could impose certain financial and other restrictive covenants upon our operations and us.

THERE IS NO ASSURANCE THAT WE WILL BE ABLE TO SUCCESSFULLY EXPAND OUR BUSINESS.

We intend to continue to explore the possibilities of acquiring or building additional travel centers. Although our existing operations are based primarily in the Southwest, our current expansion plans include consideration of acquisition opportunities in both the Southwest and other geographic regions of the United States. However, there can be no assurance that suitable acquisitions can be identified, and we will likely face competition from other companies for available acquisition opportunities. Any such acquisition would be subject to negotiation of definitive agreements, appropriate financing arrangements and performance of due diligence. There can be no assurance that we will be able to complete such acquisitions, obtain acceptable financing, or any required consent of our bank lenders, or that such acquisitions, if completed, can be integrated successfully into our existing operations. The success of our expansion program will depend on a number of factors, including the availability of sufficient capital, the identification of appropriate expansion opportunities, our ability to attract and retain qualified employees and management, and the continuing profitability of existing operations. There can be no assurance that we will achieve our planned expansion or that any expansion will be profitable.

OUR USE OF PETROLEUM PRODUCTS SUBJECTS US TO VARIOUS LAWS AND REGULATIONS, AND EXPOSES US TO SUBSTANTIAL RISKS.

We are subject to federal, state and local laws and regulations governing the use, storage, handling, and disposal of petroleum products. While we believe that we are compliant with environmental laws and regulations, the risk of accidental contamination to the environment or injury cannot be eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our available resources. We could be required to incur significant costs to comply with environmental laws and regulations that may be enacted in the future.

BECAUSE ALL OF OUR TRAVEL CENTERS ARE LOCATED IN ARIZONA AND NEW MEXICO, A DOWNTURN IN THE ECONOMIC CONDITIONS IN THE SOUTHWESTERN UNITED STATES COULD ADVERSELY AFFECT OUR BUSINESS OPERATIONS AND FINANCIAL CONDITIONS.

Our travel centers are located only in Arizona and New Mexico. We rely on the business generated from travelers and patrons within these two states, and those traveling through these states. Our risks from economic downturns are not diversified or spread out across several regions. Because of the geographic concentration of our travel centers, our business may be adversely affected in the event of a downturn in general economic conditions in the Southwestern United States generally, or in Arizona or New Mexico.

WE DEPEND ON THIRD PARTY RELATIONSHIPS.

We are dependent on a number of third party relationships under which we offer brand name and other products at our travel centers. These brand name relationships include distributorship relationships with CITGO and EXXON and existing franchise agreements with Dairy Queen/Brazier and Stuckey's. Our existing operations and plans for future growth anticipate the continued existence of such relationships.

The CITGO distribution agreement had an initial three-year term that expired September 30, 1998, and automatically renewed for a three-year term through 2001. The EXXON distribution agreement has a three-year term that expires March 31, 2001. CITGO's and EXXON's ability to terminate or refuse to renew the agreement with us is subject to the occurrence of certain events set forth in the Petroleum Marketing Practices Act, which includes bankruptcy, or breach of the agreement by us, or termination by CITGO or EXXON of its petroleum marketing activities in our distribution area. CITGO and EXXON may terminate or refuse to renew these agreements only if it terminates or refuses to renew the agreement in compliance with the Petroleum Marketing Practices Act.

Under four of our Dairy Queen agreements, the term continues until we elect to terminate it with 60 days prior written notice, or if we or Dairy Queen elect to terminate the agreement because the other has breached the agreement and has not cured that breach within 14 days of notice of the breach. The other two Dairy Queen agreements are for specific terms. One of those Dairy Queen agreements, entered into February 1, 1984, is for a term of 25 years and the other, entered into on November 18, 1986, is for a term of 20 years. We may not terminate either of these agreements unless we give notice to Dairy Queen that they are in breach of the agreement and Dairy Queen has not cured that breach within thirty days of our notice. Dairy Queen may terminate either of these agreements if they deliver notice to us that we are in breach of the agreement and we do not cure that breach within 14 days of that notice.

The franchise agreement for our Stuckey's location in Edgewood was entered into on July 7, 1982. This agreement had an initial term of ten years and is renewable for additional five-year terms at our option. The current term of this agreement, if not extended or terminated before, will end on July 7, 2002. We entered into a letter agreement on March 1, 1987 for our Stuckey's location in Benson, Arizona. Under its terms, we may cancel this agreement at any time with ninety days prior written notice. Stuckey's may cancel this agreement with 12 months prior written notice, or if we are in non-compliance with the agreement. The current term of this agreement, if not extended or terminated before, will end on March 1, 2002.

There can be no assurance that the agreements that govern these relationships will not be terminated. (For greater detail regarding the terms of these agreements, see "Business Operations - Travel Centers and Gasoline Retailing"). Several of these agreements contain provisions that prohibit us from offering additional products or services that are competitive to those of its suppliers. Although we do not currently anticipate having to forego a significant business opportunity in order to comply with such agreements, there can be no assurance that adherence to existing agreements will not prevent us from pursuing opportunities that management would otherwise deem advisable. In addition, there are no material early termination provisions under any of the franchise or petroleum distribution agreements.

We also rely upon several at-will relationships with various third parties for much of our souvenir and gift merchandise. Although we believe we have good relationships with our suppliers, there can be no assurance that we will be able to maintain relationships with suppliers of suitable merchandise at appropriate prices and in sufficient quantities.

IF WE ARE NOT ABLE TO SUCCESSFULLY COMPETE IN OUR INDUSTRY IT COULD HAVE AN ADVERSE IMPACT ON OUR BUSINESS OPERATIONS OR FINANCIAL CONDITION.

Our travel centers face competition from

     *    major and independent oil companies;

     *    independent service station operators;

     * national and independent operators of restaurants, diners and other eating establishments; and

     * national and independent operators of convenience stores and other retail outlets.

Some of our competitors, including major oil companies and convenience store operators, are substantially larger, better capitalized, and have greater name recognition and access to greater resources than we do. There can be no assurance that our travel centers will be able to compete successfully in their respective markets in the future.

OUR BUSINESS IS SEASONAL AND OUR REVENUES FLUCTUATE QUARTERLY.

Our travel center operations are subject to seasonal fluctuations, and revenues may be affected by many factors, including weather, holidays and the price of alternative travel modes. Our revenues and earnings may experience substantial fluctuations from quarter to quarter. These fluctuations could result in periods of decreased cash flow that might cause us to use our lending sources, or to secure additional financing, in order to cover our expenses during those periods. This could increase the interest expense of our operations and decrease net income and have a material adverse effect on our business and results of operations.

WE ARE SUBJECT TO NUMEROUS GOVERNMENTAL REGULATIONS, INCLUDING THOSE RELATED TO FOOD HANDLING, FIREWORKS SALES, TOBACCO SALES, AND UNDERGROUND STORAGE TANKS.

Each of our food service operations is subject to licensing and regulation by a number of governmental authorities, including regulations relating to health, safety, cleanliness and food handling, as well as federal and state laws governing such matters as working conditions, overtime, tip credits and minimum wages. Our travel center operations are also subject to extensive laws and regulations governing the sale of tobacco and fireworks in our New Mexico travel centers. In addition, we have incurred ongoing costs to comply with federal, state and local environmental laws and regulations, primarily relating to underground storage tanks. These costs include assessment, compliance, and remediation costs, as well as certain ongoing capital expenditures relating to our gasoline dispensing operations.

Such regulations include certain mandatory licensing procedures and the ongoing compliance measures, as well as special sales tax measures. We believe that operations at our thirteen travel centers comply with all applicable licensing and regulatory requirements. However, any failure to comply with applicable regulations, or the adoption of additional regulations or changes in existing regulations could impose additional compliance costs, require a cessation of certain activities or otherwise have a material adverse effect on our business and results of operations.

OUR CURRENT CAPITALIZATION COULD DELAY, DEFER OR PREVENT A CHANGE OF CONTROL.

In our Articles of Incorporation, pursuant to Nevada Revised Statues Section 78.378, we elected not to be governed by the provisions of Nevada Revised Statutes Section 78.378 to 78.3793, inclusive. Pursuant to Nevada Revised Statutes Section 78.434, we also elected not to be governed by the provisions of Nevada Revised Statutes Sections 78.411 to 78.444, inclusive. These statutes are sometimes referred to as "interested stockholder" statutes and their purpose is to limit the way in which a stockholder may effect a business combination with the corporation without board or stockholder approval. Because we have elected not to be governed by these statutes, a person or entity could attempt a takeover, or attempt to acquire a controlling interest of, and effect a business combination with, Bowlin Travel Centers without the restrictions of these Nevada Revised Statutes provisions.

However, our Board of Directors has the authority to issue up to ten million (10,000,000) shares of common stock, $.001 par value, and up to one million (1,000,000) shares of preferred stock, $.001 par value, in one or more series, and to determine the price, rights, preferences and privileges of the shares of each such series without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the company, thereby delaying, deferring or preventing a change of control of the company. See Item 11 "Description of Registrant's Securities to be Registered".

ITEM 3. PROPERTIES.

As of November 30, 2000, we operated thirteen travel centers. We own the real estate and improvements where seven of our travel centers are located, all of which are subject to mortgages. Six of our existing travel centers are located on real estate that we lease from various third parties. These leases have terms ranging from five to forty years, assuming we exercise all renewal options available under certain leases. Our future minimum rental payments under these leases are as follows:

     YEAR ENDING JANUARY 31:
     -----------------------
     2001                                                       $   151,383
     2002                                                           132,783
     2003                                                           128,783
     2004                                                            98,783
     2005                                                            98,233
     Thereafter                                                     383,733
                                                                -----------
               Total                                            $   993,698
                                                                ===========

See "Notes to Financial Statements - Note 7 Contingencies and Commitments".

Bowlin Travel Centers' principal executive offices occupy approximately 20,000 square feet of space that we own in Albuquerque, New Mexico. The principal office space is subject to a mortgage, which matures on November 1, 2005, and the principal balance accrues interest at the bank's prime rate (8.5% at January 31, 2000). We own a central warehouse and distribution facility occupying 27,000 square feet in Las Cruces, New Mexico. The Las Cruces property is subject to a mortgage that matures on December 1, 2014 and accrues interest on the unpaid principal balance at a rate of 8.65% per annum. We believe that our headquarters and warehouse facilities are adequate for our operations for the foreseeable future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Bowlin Outdoor is the sole shareholder of Bowlin Travel Centers. They hold 4,583,348 shares of our common stock, which constitutes 100% of the issued and outstanding common stock of Bowlin Travel Centers, Inc.

As of November 30, 2000, there were 4,573,348 shares of Bowlin Outdoor common stock outstanding. There was also an option to purchase 10,000 shares of Bowlin Outdoor common stock held by HD Brous & Co., Inc., exercisable at a price per share of $5.00, which will expire on December 31, 2000. HD Brous has indicated to Bowlin Outdoor that they intend to exercise this option prior to its expiration.

The following table sets forth the number of shares of our common stock that we expect will be beneficially owned after the spin-off by (i) all persons known by the company to be the beneficial owners of more than five percent of the outstanding shares of common stock; (ii) each Director of the company; (iii) the executive officers of the company; and (iv) all Directors and executive officers of the company as a group.

All of the holdings listed below, and referred to in the footnotes to this table, are holdings of shares of common stock of Bowlin Outdoor. Assuming the exercise of the HD Brous option, and a distribution of Bowlin Travel Centers stock to Bowlin Outdoor stockholders based on a one-to-one distribution ratio, the number of shares and percentage interest of Bowlin Outdoor stockholders would be identical to the number of shares held and percentage interest of Bowlin Travel Centers stockholders. There would be 4,583,348 shares of Bowlin Travel Centers stock outstanding following the distribution, none of which would be held by Bowlin Outdoor.

                                            AMOUNT AND NATURE OF     PERCENT OF
     NAME OF BENEFICIAL OWNER (1)         BENEFICIAL OWNERSHIP (2)    CLASS (3)
     ----------------------------         ------------------------    ---------
     Michael L. Bowlin (4)                        1,687,613             36.8%
     C. Christopher Bess (5)                        488,623             10.7%
     William J. McCabe                              101,590              2.2%
     Monica A. Bowlin (6)                         1,687,613             36.8%
     The Francis W. McClure and Evelyn
       Hope McClure Revocable Trust (7)             371,695              8.1%
     All directors and executive officers
       as a group (3 persons) (4)(5)(6)           2,277,826             49.7%

----------
(1) All of the holders have an address at c/o Bowlin Travel Centers, Inc., 150 Louisiana NE, Albuquerque, NM, 87108.

(2) Unless otherwise noted and subject to community property laws, where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock as shown beneficially owned by them.

(3) The shares and percentages shown include the shares of common stock actually owned as of September 1, 2000.

(4) Includes 425,687 shares held by Mr. Bowlin's wife and 171,332 shares held by each of three daughters. Mr. Bowlin disclaims beneficial ownership of an aggregate of 513,996 of such shares, which are held by three of his daughters.

(5) Includes 48,006 shares held by Mr. Bess' wife and 26,623 shares held by Mr. Bess' minor daughter.

(6) Includes 747,930 shares held by Mrs. Bowlin's husband and 171,332 shares held by each of her three daughters. Mrs. Bowlin disclaims beneficial ownership of an aggregate of 513,996 of such shares, which are held by three of her daughters.

(7) Francis W. McClure and Evelyn Hope McClure are the natural persons who control The Francis W. McClure and Evelyn Hope McClure Revocable Trust. Evelyn Hope McClure is the sister of Michael L. Bowlin, Chairman of the Board, President and Chief Executive Officer of Bowlin Travel Centers.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth information regarding the officers and directors of Bowlin Travel Centers. A summary of the background and experience of each of these individuals is set forth after the table.

NAME                      AGE      POSITION
----                      ---      --------
Michael L. Bowlin          58      Chairman of the Board, President and Chief
                                   Executive Officer

C. Christopher Bess        54      Executive Vice President, Chief Operating
                                   Officer and Director

William J. McCabe          50      Senior Vice President, Management Information
                                   Systems and Assistant Secretary and Director

Michael L. Bowlin. Mr. Bowlin has served as Chairman of the Board and Chief Executive Officer of Bowlin Outdoor since 1991 and as President since 1983. Mr. Bowlin has been employed by Bowlin Outdoor since 1968. Mr. Bowlin is the past Chairman of the Board for the Outdoor Advertising Association of America and has served on the Board of Directors in various capacities for twenty years. Mr. Bowlin also served as President and a member of the Board of Directors of Stuckey's Incorporated, a restaurant and specialty store franchisor (including specialty stores located at four of the company's travel centers) from 1986 to July of 2000; however, substantially all of Mr. Bowlin's professional time is devoted to his duties at Bowlin Outdoor. Mr. Bowlin holds a Bachelor's degree in Business Administration from Arizona State University.

C. Christopher Bess. Mr. Bess has served as Bowlin Outdoor's Executive Vice President and Chief Operating Officer since 1983. Mr. Bess has served as a member of Bowlin Outdoor's Board of Directors since 1974. During his 28 years with Bowlin Outdoor, Mr. Bess has also served in such capacities as Internal Auditor, Merchandiser for Travel Center Operations, Travel Center Operations Manager and as Development Manager. Mr. Bess is a certified public accountant and holds a Bachelor's degree in Business Administration from the University of New Mexico.

William J. McCabe. Mr. McCabe has served as Bowlin Outdoor's Senior Vice President, Management Information Systems since 1997 and as Assistant Secretary since 1996. Mr. McCabe served as a member of the Board of Directors from 1983 until August 1996. Prior to 1997, Mr. McCabe served as Senior Vice President - Advertising Services from 1993, Vice President of Outdoor Operations from 1988 and as Vice President of Accounting from 1984 to 1987. Mr. McCabe has been employed by Bowlin Outdoor since 1976 in such additional capacities as a Staff accountant and Controller. Mr. McCabe holds a Bachelor's degree in Business Administration from New Mexico State University.

ITEM 6. EXECUTIVE COMPENSATION.

No employee or officer of Bowlin Travel Centers has entered into an employment agreement with Bowlin Travel Centers, nor do we anticipate entering into any employment agreements in the future. The President and the Chief Operating Officer of Bowlin Outdoor currently have employment agreements with Bowlin Outdoor that became effective February 1, 1997. Each of the agreements has a perpetual five-year term, such that on any given date, each agreement has a five-year remaining term. Upon consummation of the proposed merger with Lamar Advertising Company, the President and the Chief Operating Officer of Bowlin Outdoor will each resign their positions with Bowlin Outdoor and continue to be the President and Chief Operating Officer of Bowlin Travel Centers. However, the employment agreements to which each was a party will terminate upon effectiveness of the proposed merger with Lamar Advertising Company and Bowlin Travel Centers will not execute new employment agreements.

The following table summarizes all compensation paid by Bowlin Outdoor to our Chief Executive Officer and Chief Operating Officer for services rendered to Bowlin Outdoor during the fiscal years ended January 31, 2000, 1999 and 1998. We have no other executive officer whose total annual salary and bonus paid to them by Bowlin Outdoor exceeded $100,000. All information set forth in this table reflects compensation earned by these individuals for services with Bowlin Outdoor. We anticipate that our Chief Executive Officer and Chief Operating Officer will be compensated at levels consistent with their compensation at Bowlin Outdoor.

                           Summary Compensation Table

                                                                                     Long Term
                                                                                    Compensation
                                                                                    ------------
                                                   Annual Compensation                 Awards
                                       --------------------------------------------  ----------
                                                                                     Securities
                                                                                     Underlying
                                                                    Other Annual      Options/       All Other
Name and Principal Position   Fiscal   Salary($)(1)    Bonus($)    Compensation ($)    SARs #     Compensation ($)
---------------------------   ------   ------------    --------    ----------------    ------     ----------------
Michael L. Bowlin              2000       195,000          --          17,779 (2)        --              --
Chairman of the Board,         1999       144,700          --          14,458 (2)        --              --
President & CEO                1998       136,000          --          14,535 (2)        --              --

C. Christopher Bess            2000       145,000          --           4,143 (3)        --              --
Executive Vice President,      1999        95,000          --           3,754 (3)        --              --
COO & Director                 1998        90,000          --           4,967 (3)        --              --

----------
(1) Includes amounts deferred at the election of the CEO and COO to be contributed to his 401(k) Profit Sharing Plan account.
(2) Amount for 2000 includes (i) $1,950 of Bowlin Outdoor's discretionary matching contributions allocated to Mr. Bowlin's 401(k) Profit Sharing Plan account; (ii) $11,506 for premiums on term life, auto and disability insurance policies of which Mr. Bowlin or his wife is the owner; and (iii) $4,323 for Mr. Bowlin's use of a company owned vehicle. Amount for 1999 includes (i) $1,775 of Bowlin's discretionary matching contributions allocated to Mr. Bowlin's 401(k) Profit Sharing Plan account; (ii) $11,449 for premiums on term life, auto and disability insurance policies of which Mr. Bowlin or his wife is the owner; and (iii) $1,234 for Mr. Bowlin's use of a company owned vehicle. Amount for 1998 includes (i) $2,901 of Bowlin Outdoor's discretionary matching contributions allocated to Mr. Bowlin's 401(k) Profit Sharing Plan account; (ii) $10,426 for premiums on term life, auto and disability insurance policies of which Mr. Bowlin or his wife is the owner; and (iii) $1,208 for Mr. Bowlin's use of a company owned vehicle.
(3) Amount for 2000 includes (i) $1,700 of Bowlin Outdoor's discretionary matching contributions allocated to Mr. Bess' 401(k) Profit Sharing Plan account; and (ii) $2,443 for premiums on term life, auto and disability insurance policies of which Mr. Bess or his wife is the owner. Amount for 1999 includes (i) $1,775 of Bowlin Outdoor's discretionary matching contributions allocated to Mr. Bess' 401(k) Profit Sharing Plan account; and (ii) $1,979 for premiums on term life, auto and disability insurance policies of which Mr. Bess or his wife is the owner. Amount for 1998 includes (i) $2,888 of Bowlin Outdoor's discretionary matching contributions allocated to Mr. Bess' 401(k) Profit Sharing Plan account; and (ii) $2,079 for premiums on term life, auto and disability insurance policies of which Mr. Bess or his wife is the owner.

COMPENSATION OF DIRECTORS

Directors who are not employees of the company are entitled to receive $1,000 per each meeting of the Board of Directors, or any committee thereof, attended plus reimbursement of reasonable expenses. Currently, none of the directors is a non-employee director.

To date, no stock options have been granted to the named executive officers of Bowlin Travel Centers. We do not anticipate having a stock option plan for our directors, officers or employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

MERGER AGREEMENT BETWEEN LAMAR AND BOWLIN OUTDOOR

Pursuant to Section 5.12 of the Agreement and Plan of Merger between Lamar and Bowlin Outdoor, if the merger is consummated, Lamar will pay or will cause the surviving corporation of the merger to pay up to $1,250,000 of Bowlin Outdoor's aggregate costs and expenses associated with the consummation of the merger and the other transactions contemplated by the merger agreement, including financial advisory fees, a fairness opinion, legal fees and accounting fees. However, under the Contribution Agreement, and as part of the proposed merger transaction, we assumed the obligation under the merger agreement to pay any closing costs that are in excess of $1,250,000. We cannot predict what the final aggregate closing costs for the proposed merger transaction will be, however, we believe that the aggregate closing costs will not exceed $1,250,000 by a material amount, if at all.

RELATIONSHIP WITH STUCKEY'S

Michael L. Bowlin was the President and Chairman of the Board of, and until July of 2000, a 25% stockholder in, Stuckey's Corporation ("Stuckey's"), a franchiser of restaurants and specialty stores, including specialty stores located at two of the company's travel centers. In fiscal year 2000, aggregate franchise and other related fees paid by Bowlin Outdoor to Stuckey's totaled approximately $34,029. We expect to continue the relationship with Stuckey's as a stand-alone company.

CONTRIBUTION AGREEMENT BETWEEN BOWLIN OUTDOOR AND BOWLIN TRAVEL CENTERS

We entered into a Contribution Agreement with Bowlin Outdoor, dated as of November 1, 2000. Under the Contribution Agreement, Bowlin Outdoor contributed all of the assets and liabilities directly associated with the ownership and operation of the travel centers business to Bowlin Travel Centers. Bowlin Outdoor and Bowlin Travel Centers each represented that it was duly organized, had the authority to enter into the agreement, and that there were no conflicts or violations resulting from, or consents required by, the execution and delivery of the agreement. Bowlin Travel Centers also covenanted under the agreement to offer employment to all of the employees of Bowlin Outdoor that work in the travel centers business, on the same terms and conditions of employment they then enjoyed with Bowlin Outdoor, and to assume all obligations and liabilities associated with those employees. Under the agreement, Bowlin Travel Centers agreed to indemnify Bowlin Outdoor, its directors, officers, shareholders, employees, affiliates, successors and assigns for any and all losses, liabilities, claims, demands, penalties, fines, settlements, damages, or expenses (including, without limitation, interest, penalties, costs of preparation and investigation, and the reasonable fees, disbursements and expenses of attorneys, accountants and professional advisors) incurred by any of the Bowlin Outdoor indemnitees:

     * arising under federal, state or local environmental laws and arising out of or in connection with the travel center business or the ownership or operation of any of the assets or assumed liabilities;

     * resulting from any labor or employment dispute arising out of or in connection with the operation of the travel center business or otherwise involving a travel centers business employee; and

     * any attempt (whether or not successful) by any person to cause or require Bowlin Outdoor to discharge or pay any assumed liability, or otherwise arising out of or relating to any assumed liability.

TAX AND DISAFFILIATION AGREEMENT BETWEEN BOWLIN OUTDOOR AND BOWLIN TRAVEL
CENTERS

As part of the Contribution Agreement, Bowlin Outdoor and Bowlin Travel Centers entered into a Tax Sharing and Disaffiliation Agreement ("Tax Agreement"). The Tax Agreement sets forth rights and obligations of Bowlin Outdoor and Bowlin Travel Centers with respect to taxes imposed on their respective businesses both before and after the distribution of Bowlin Travel Centers stock to the Bowlin Outdoor stockholders and with respect to "Restructuring Taxes." For purposes of the Tax Agreement, "Restructuring Taxes" are taxes imposed in connection with the contribution by Bowlin Outdoor of the travel centers-related assets and liabilities to Bowlin Travel Centers and the distribution of the Bowlin Travel Centers stock.

     GENERAL TAXES. Under the Tax Agreement, Bowlin Travel Centers will be liable for and indemnify Bowlin Outdoor against any taxes that are attributable to the travel centers business (both before and after transfer of such business to Bowlin Travel Centers ), Restructuring Taxes and sales, transfer and other similar taxes incurred in connection with the Contribution and Distribution. Bowlin Outdoor will be liable for and indemnify Bowlin Travel Centers against any taxes that are attributable to the outdoor advertising business. The Tax Agreement sets forth additional rules for determining the tax obligations of Bowlin Outdoor and Bowlin Travel Centers.

     RESTRUCTURING TAXES. Under the Tax Agreement, Bowlin Travel Centers is generally responsible for all Restructuring Taxes. Bowlin Outdoor and Bowlin Travel Centers anticipate that the Contribution will not result in any tax liability and that the Distribution will not result in any tax liability to Bowlin Outdoor shareholders. However, Bowlin Outdoor may be liable for Restructuring Taxes in connection with the Distribution. More specifically, Bowlin Outdoor will be required to pay tax on gain (if any) equal to the value of Bowlin Travel Centers on the date of the distribution of the Bowlin Travel Centers stock, less Bowlin Outdoor's basis in Bowlin Travel Centers stock immediately before the distribution. Bowlin Outdoor and Bowlin Travel Centers plan to base the value of Bowlin Travel Centers on the first-day trading price of Bowlin Travel Centers stock. Therefore, the amount of this gain and any consequent Restructuring Taxes will not be determined until the time of the distribution. Depending upon the value of Bowlin Travel Centers as of the distribution, the amount of Restructuring Taxes could be substantial. In addition, it is possible that the IRS may successfully challenge any valuation of Bowlin Travel Centers for this purpose and thereby assess additional Restructuring Taxes. As stated previously, under the Tax Agreement, Bowlin Travel Centers is required to reimburse Bowlin Outdoor for any Restructuring Taxes.

MANAGEMENT SERVICE AGREEMENT BETWEEN BOWLIN OUTDOOR AND BOWLIN TRAVEL CENTERS

Bowlin Outdoor historically has attempted to accurately allocate costs, expenses and revenues of its two business segments, namely outdoor advertising and travel centers. However, the same personnel performed many administrative and managerial tasks for both Bowlin Outdoor and Bowlin Travel Centers. In order to accurately reflect the costs of these shared resources, Bowlin Travel Centers attributes Bowlin Outdoor with a management fee equal to the expense of certain management services. Prior to August 1, 2000, this relationship was not formalized by a written agreement. On August 1, 2000, Bowlin Outdoor and Bowlin Travel Centers entered into a Management Services Agreement to memorialize this relationship. Under the Management Services Agreement, Bowlin Travel Centers agrees to provide management, corporate general and administrative services, including but not limited to, treasury, accounting, tax, human resources, and other support services, as follows. Under this agreement, Bowlin Outdoor agrees to pay for the services rendered on a monthly basis. The amount due each month is determined by Bowlin Travel Centers based on actual amounts incurred on behalf of Bowlin Outdoor as well as a proportionate amount of overall general and administrative expenses based on the level of effort necessary to provide such services. The level of effort is determined through a percentage allocation of time and related expenditures for corporate personnel that perform duties and/or provide support for Bowlin Outdoor. The agreement is month-to-month and may be canceled with thirty days prior written notice. Lamar Advertising Company has already indicated that, upon consummation of the merger between Bowlin Outdoor and Lamar Advertising Company, it will terminate this agreement. See, also, "Notes to Financial Statement - Note 8".

LEASES AGREEMENT BETWEEN BOWLIN OUTDOOR AND BOWLIN TRAVEL CENTERS

In furtherance of adequately and accurately allocating costs and expenses to the outdoor advertising and travel centers business, on August 1, 2000, we entered into a lease agreement with Bowlin Outdoor. Under this lease agreement, Bowlin Outdoor leases

     * approximately 5500 square feet of office space in the building located at 136 Louisiana NE, Albuquerque, New Mexico 87108, at an annual rate of $12.00 per square foot for a total annual rental sum due of $66,600.00;

     * approximately 1000 square feet of office space in the building located at 3415 South Harrelson, Las Cruces, New Mexico 88005, at an annual rate of $6.00 per square foot for a total annual rental sum due of $6,000.00;

     * approximately 2000 square feet of warehouse space in the building located at 3415 South Harrelson, Las Cruces, New Mexico 88005, at an annual rate of $3.00 per square foot for a total annual rental sum due of $6,000.00; and

     * approximately 12,000 square feet of outside storage yard space on the premises located at 3415 and 3418 South Harrelson, Las Cruces, New Mexico 88005, at an annual rate of $.50 per square foot for a total annual rental sum due of $6,000.00.

This lease is for a term of one year, ending on July 31, 2001. We do not know, and Lamar Advertising Company has not indicated with any certainty, whether this lease will be extended beyond its current termination date of July 31, 2001.

MASTER LOAN AGREEMENT BY AND AMONG BOWLIN TRAVEL CENTERS, BOWLIN OUTDOOR AND FIRST SECURITY BANK

On November 10, 2000, Bowlin Travel Centers and Bowlin Outdoor entered into a Master Loan Agreement with First Security Bank. This agreement superceded the Credit Agreement with First Security Bank, dated as of November 10, 1998, which made available to Bowlin Outdoor funds in the aggregate amount of $30 million. Bowlin Outdoor and Bowlin Travel Centers entered into the master loan agreement in anticipation of the proposed merger with Lamar, and the separation of Bowlin Travel Centers from Bowlin Outdoor, as well as the anticipated distribution of Bowlin Travel Centers stock to the stockholders of Bowlin Outdoor Under this master loan agreement, various promissory notes issued by Bowlin Outdoor that represent obligations of Bowlin Outdoor to First Security Bank, were identified as either being an obligation of Bowlin Outdoor or an obligation of Bowlin Travel Centers. Of the approximately $21 million owed in aggregate under the agreement, approximately $5.3 is attributable to Bowlin Travel Centers. Under this master loan agreement, Bowlin Outdoor and Bowlin Travel Centers cross-collateralize their assets and property as security interests against both of their obligations under the agreement. Under this arrangement, the assets and property of Bowlin Travel Centers secure the obligations of Bowlin Travel Centers and Bowlin Outdoor, and vice versa. However, upon distribution of the Bowlin Travel Centers shares to the stockholders of Bowlin Outdoor, First Security Bank has agreed to release its security interests in and to any of the assets and property of Bowlin Travel Centers as security against any obligations of Bowlin Outdoor under the agreement. Lamar has indicated that upon consummation of the merger with Bowlin Outdoor, it intends to completely pay off any outstanding obligations of Bowlin Outdoor under the agreement. We anticipate that upon distribution of the shares of Bowlin Travel Centers by Bowlin Outdoor, only our assets and property will secure our obligations under the master loan agreement, and the obligations of Bowlin Outdoor will be secured only by the assets and property of Bowlin Outdoor.

WHOLESALING TO RELATIVE OF OFFICER AND DIRECTOR AND STOCKHOLDER OF BOWLIN TRAVEL CENTERS

We currently sell gasoline to a travel center that is owned by the niece of Michael L. Bowlin During the years ended January 31, 2000, 1999 and 1998, wholesale gasoline distribution sales totaling $1,328,418, $1,227,681 and $916,733 were sold to this travel center. We sell gasoline to this travel center with our standard wholesale distributor mark-up. No special consideration is given with regard to the price at which we sell gasoline to this travel center.

ITEM 8. LEGAL PROCEEDINGS.

We anticipate that Bowlin Travel Centers will, from time to time, be involved in litigation in the ordinary course of business. Historically, Bowlin Outdoor, from time to time has been involved in litigation in the ordinary course of business, including disputes involving employment claims and construction matters. Bowlin Outdoor is not a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on Bowlin Travel Centers.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

As of November 30, 2000, there were 4,583,348 shares of common stock of Bowlin Travel Centers outstanding. There are no outstanding options or warrants to purchase, or securities convertible into shares of common stock of Bowlin Travel Centers. Bowlin Outdoor currently holds all of the outstanding shares of Bowlin Travel Centers. Immediately prior to the consummation of the merger between Bowlin Outdoor and Lamar, Bowlin Outdoor intends to distribute all of its shares of Bowlin Travel Centers to the Bowlin Outdoor stockholders.

Currently, there is no market for the common stock of Bowlin Travel Centers. We cannot predict with any certainty what the price of shares of common stock would trade at, if traded at all, on any securities exchange. Bowlin Travel Centers does not intend to apply for its shares to trade on any securities exchange.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

None.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

We are authorized to issue up to 10,000,000 shares of common stock, par value $.001 per share and up to 1,000,000 shares of preferred stock, par value $.001. Holders of shares of common stock are entitled to one vote per share on all matters to be voted on by stockholders and do not have cumulative voting rights. Subject to the rights of holders of outstanding shares of preferred stock, if any, the holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor, and upon liquidation, dissolution, or winding up are entitled to receive all assets available for distribution to the stockholders. The common stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of common stock are fully paid and nonassessable.

In our Articles of Incorporation, pursuant to Nevada Revised Statues Section 78.378, we elected not to be governed by the provisions of Nevada Revised Statutes Section 78.378 to 78.3793, inclusive. Pursuant to Nevada Revised Statutes Section 78.434, we also elected not to be governed by the provisions of Nevada Revised Statutes Sections 78.411 to 78.444, inclusive. These statutes are sometimes referred to as "interested stockholder" statutes and their purpose is to limit the way in which a stockholder may effect a business combination with the corporation without board or stockholder approval. Because we have elected not to be governed by these statutes, a person or entity could attempt a takeover, or attempt to acquire a controlling interest of, and effect a business combination with, Bowlin Travel Centers without the restrictions of these Nevada Revised Statutes provisions. See, also, "Risk Factors - OUR CURRENT CAPITALIZATION COULD DELAY, DEFER OR PREVENT A CHANGE OF CONTROL".

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Articles of Incorporation and Bylaws provide for the company to indemnify our directors and officers to the fullest extent provided by Nevada law. Under Nevada corporation law, a corporation is authorized to indemnify officers, directors, employees and agents who are made or threatened to be made parties to any civil, criminal, administrative or investigative suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the corporation or are or were acting in the same capacity for another entity at the request of the corporation. The indemnification may include expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such persons if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, or, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful.

In the case of any action or suit by or in the right of the corporation against such persons, the corporation is authorized to provide similar indemnification, provided that, should any such persons be adjudged to be liable for negligence or misconduct in the performance of duties to the corporation, the court conducting the proceeding must determine that such persons are nevertheless fairly and reasonably entitled to indemnification. To the extent any such persons are successful on the merits in defense of any such action, suit or proceeding, Nevada law provides that they shall be indemnified against reasonable expenses, including attorney fees.

A corporation is authorized to advance anticipated expenses for such suits or proceedings upon an undertaking by the person to whom such advance is made to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by the corporation.

Indemnification and payment of expenses provided by Nevada law are not deemed exclusive of any other rights by which an officer, director, employee or agent may seek indemnification or payment of expenses or may be entitled to under any by-law, agreement, or vote of stockholders or disinterested directors. In such regard, a Nevada corporation is empowered to, and may, purchase and maintain liability insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation. As a results of such corporation law, the company may, at some future time, be legally obligated to pay judgments (including amounts paid in settlement) and expenses in regard to civil or criminal suits or proceedings brought against one or more of its officers, directors, employees or agents.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions or otherwise, the company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial information required by Item 13 is attached to this registration statement. The historical financial information may not be indicative of Bowlin Travel Centers' future performance and does not necessarily reflect what the financial position and results of operations of Bowlin Travel Centers would have been had it operated as a separate, stand-alone entity during the period covered.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

(a) The following financial statements are attached to this report and filed as a part thereof:

     *    Balance Sheets as of July 31, 2000, January 31, 2000 and January 31,
          1999;

     * Statements of Income and Parent's Equity in Division for fiscal years ended January 31, 2000, January 31, 1999 and January 31, 1998, and for the six-month periods ended July 31, 2000 and July 31, 1999;

     * Statements of Cash Flows for fiscal years ended January 31, 2000, January 31, 1999 and January 31, 1998, and for the six-month periods ended July 31, 2000 and July 31, 1999; and

     *    Notes to Financial Statements.

(Information as of July 31, 2000 and for the six-month periods ended July 31, 2000 and 1999 is unaudited)

(b)  Exhibits

     3.1*      Form of Certificate of Incorporation of Bowlin Travel Centers,
               Inc.
     3.2*      Bylaws of Bowlin Travel Centers, Inc.
     4*        Specimen of common stock certificate
     10.1*     Management Services Agreement, between Bowlin Outdoor
               Advertising and Travel Centers Incorporated and Bowlin Travel
               Centers, dated August 1, 2000.
     10.2*     Distributor Franchise Agreement, dated as of July 19, 1995, between the Registrant and CITGO Petroleum Corporation
     10.3*     Distributor Sales Agreement, dated as of April 1, 1999, between the Registrant and Exxon Company, U.S.A. (a division of Exxon
               Corporation)
     10.8*     Lease, dated as of January 12, 1987, between Janet Prince and the Registrant
     10.9*     Commercial Lease, dated as of September 21, 1996, between the
               State of Arizona and the Registrant, as amended
     10.10*    Commercial Lease, dated as of March 16, 2000, between the New
               Mexico Commissioner of Public Lands and the Registrant, as amended
     10.12*    Lease Agreement, dated as of June 23, 1989, between the
               Registrant and Rex Kipp, Jr., as amended
     10.13*    Lease, dated as of September 29, 1983, between J.T. and Ira M.
               Turner and the Registrant
     10.14*    Business Lease, dated as of October 1, 1996, between the
               Registrant and the New Mexico Commission of Public Lands
     10.15*    Commercial Lease, dated as of September 21, 1996, between the
               Registrant and the State of Arizona, as amended 10.17
               Profit-Sharing 401(k) Plan and Trust 10.18 Letter of Agreement, dated as of April 26,1996, between the Registrant and Miller
               Capital Corporation, as amended
     10.19*    "Dairy Queen" Operating Agreement, dated as of March 10, 1983, between Interstate Dairy Queen Corporation and the Registrant d/b/a DQ/B of Edgewood, NM, together with amendments and ancillary agreements related thereto
     10.20*    "Dairy Queen" Operating Agreement, dated as of May 1, 1982, between Interstate Dairy Queen Corporation and the Registrant d/b/a DQ/B of Flying C, New Mexico, together with amendments and ancillary agreements related thereto
     10.21*    "Dairy Queen" Store Operating Agreement, dated as of November
               18, 1986, between Dairy Queen of Southern Arizona, Inc. and the
               Registrant, together with amendments and ancillary agreements related thereto
     10.22*    "Dairy Queen" Operating Agreement, dated as of September 1,
               1982, between Interstate Dairy Queen Corporation and the
               Registrant d/b/a DQ of Bluewater, New Mexico, together with amendments and ancillary agreements related thereto
     10.23*    "Dairy Queen" Store Operating Agreement, dated as of February 1,
               1984, between Dairy Queen of Arizona, Inc. and the Registrant, together with amendments and ancillary agreements related thereto
     10.25*    "Dairy Queen" Operating Agreement, dated as of June 7, 1989, between Interstate Dairy Queen Corporation and the Registrant d/b/a "DQ" at Butterfield Station, together with amendments and ancillary agreements related thereto

     10.26*    Letter of Agreement, dated as of March 1, 1987, between
               Stuckey's Corporation and the Registrant confirming franchise of
               Benson, AZ Stuckey's Pecan Shoppe
     10.27*    Franchise Agreement, dated as of July 7, 1982, between
               Stuckey's, Inc. and the Registrant, together with a related
               Personal Guaranty and Indemnity
     10.28*    Master Loan Agreement with First Security Bank, dated as of
               November 10, 2000, by and among the Registrant, Bowlin Outdoor
               Advertising and Travel Centers Incorporated., and First Security
               Bank.
     10.29*    Lease Agreement between Bowlin Outdoor Advertising and Travel
               Centers Incorporated and the Registrant, dated August 1, 2000.
     10.30*    Contribution Agreement, dated as of November 1, 2000, by and between the Registrant and Bowlin Outdoor Advertising and Travel
               Centers Incorporated.
     10.31*    Tax Sharing and Disaffiliation Agreement, dated as of November
               1, 2000, by and between the Registrant and Bowlin Outdoor
               Advertising and Travel Centers Incorporated.
     27*       Financial Data Schedule

----------
* Previously filed.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      (Registrant)


Date: December 27, 2000                 By: /s/ Michael L. Bowlin
                                            ------------------------------------
                                            Michael L. Bowlin
                                            Chairman of the Board, President and
                                            Chief Executive Officer

                                  EXHIBIT INDEX

     Exhibit                            Description
     -------                            -----------
      3.1*     Form of Certificate of Incorporation of Bowlin Travel Centers,
               Inc.
      3.2*     Bylaws of Bowlin Travel Centers, Inc.
      4*       Specimen of common stock certificate
      10.1*    Management Services Agreement, between Bowlin Outdoor
               Advertising and Travel Centers Incorporated and Bowlin Travel
               Centers, dated August 1, 2000.
      10.2*    Distributor Franchise Agreement, dated as of July 19, 1995, between the Registrant and CITGO Petroleum Corporation
      10.3*    Distributor Sales Agreement, dated as of April 1, 1999, between the Registrant and Exxon Company, U.S.A. (a division of Exxon
               Corporation)
      10.8*    Lease, dated as of January 12, 1987, between Janet Prince and the Registrant
      10.9*    Commercial Lease, dated as of September 21, 1996, between the
               State of Arizona and the Registrant, as amended
      10.10*   Commercial Lease, dated as of March 16, 2000, between the New
               Mexico Commissioner of Public Lands and the Registrant, as amended
      10.12*   Lease Agreement, dated as of June 23, 1989, between the
               Registrant and Rex Kipp, Jr., as amended
      10.13*   Lease, dated as of September 29, 1983, between J.T. and Ira M.
               Turner and the Registrant
      10.14*   Business Lease, dated as of October 1, 1996, between the
               Registrant and the New Mexico Commission of Public Lands
      10.15*   Commercial Lease, dated as of September 21, 1996, between the
               Registrant and the State of Arizona, as amended 10.17
               Profit-Sharing 401(k) Plan and Trust 10.18 Letter of Agreement, dated as of April 26,1996, between the Registrant and Miller
               Capital Corporation, as amended
      10.19*   "Dairy Queen" Operating Agreement, dated as of March 10, 1983, between Interstate Dairy Queen Corporation and the Registrant d/b/a DQ/B of Edgewood, NM, together with amendments and ancillary agreements related thereto
      10.20*   "Dairy Queen" Operating Agreement, dated as of May 1, 1982, between Interstate Dairy Queen Corporation and the Registrant d/b/a DQ/B of Flying C, New Mexico, together with amendments and ancillary agreements related thereto
      10.21*   "Dairy Queen" Store Operating Agreement, dated as of November
               18, 1986, between Dairy Queen of Southern Arizona, Inc. and the
               Registrant, together with amendments and ancillary agreements related thereto
      10.22*   "Dairy Queen" Operating Agreement, dated as of September 1,
               1982, between Interstate Dairy Queen Corporation and the
               Registrant d/b/a DQ of Bluewater, New Mexico, together with amendments and ancillary agreements related thereto
      10.23*   "Dairy Queen" Store Operating Agreement, dated as of February 1,
               1984, between Dairy Queen of Arizona, Inc. and the Registrant, together with amendments and ancillary agreements related thereto
      10.25*   "Dairy Queen" Operating Agreement, dated as of June 7, 1989, between Interstate Dairy Queen Corporation and the Registrant d/b/a "DQ" at Butterfield Station, together with amendments and ancillary agreements related thereto

      10.26*   Letter of Agreement, dated as of March 1, 1987, between
               Stuckey's Corporation and the Registrant confirming franchise of
               Benson, AZ Stuckey's Pecan Shoppe
      10.27*   Franchise Agreement, dated as of July 7, 1982, between
               Stuckey's, Inc. and the Registrant, together with a related
               Personal Guaranty and Indemnity
      10.28*   Master Loan Agreement with First Security Bank, dated as of
               November 10, 2000, by and among the Registrant, Bowlin Outdoor
               Advertising and Travel Centers Incorporated., and First Security
               Bank.
      10.29*   Lease Agreement between Bowlin Outdoor Advertising and Travel
               Centers Incorporated and the Registrant, dated August 1, 2000.
      10.30*   Contribution Agreement, dated as of November 1, 2000, by and between the Registrant and Bowlin Outdoor Advertising and Travel
               Centers Incorporated.
      10.31*   Tax Sharing and Disaffiliation Agreement, dated as of November
               1, 2000, by and between the Registrant and Bowlin Outdoor
               Advertising and Travel Centers Incorporated.
      27*      Financial Data Schedule

----------
* Previously filed.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Bowlin Travel Centers Inc.:

We have audited the accompanying balance sheets of Bowlin Travel Centers Inc. as of January 31, 2000 and 1999, and the related statements of income and parent's equity in division, and cash flows for each of the years in the three-year period ended January 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bowlin Travel Centers Inc. as of January 31, 2000 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


                                        KPMG LLP

August 15, 2000
Albuquerque, New Mexico

                           BOWLIN TRAVEL CENTERS, INC.

                                 Balance Sheets

                                                                   JULY 31,
                                                                    2000          JANUARY 31,     JANUARY 31,
                                   ASSETS                        (UNAUDITED)         2000            1999
                                                                 -----------      ----------      ----------
Current assets:
  Cash and cash equivalents                                      $ 2,052,572       1,388,934       1,792,008
  Accounts receivable, net                                           259,380         558,944         726,070
  Accounts receivable - related parties                              123,567         122,121          48,412
  Inventories                                                      3,444,266       3,529,690       3,684,552
  Prepaid expenses                                                   229,722         105,512         181,743
  Income taxes                                                            --              --         223,976
  Notes receivable - related parties                                  13,512          13,512          13,512
  Other current assets                                                23,426          13,329           9,051
                                                                 -----------      ----------      ----------
      Total current assets                                         6,146,445       5,732,042       6,679,324
                                                                 -----------      ----------      ----------

Property and equipment, net                                       10,363,964      10,760,855       9,017,149
Intangible assets, net                                               313,534         328,268         395,161
Other assets                                                         325,405         169,511          72,037
                                                                 -----------      ----------      ----------

      Total assets                                               $17,149,348      16,990,676      16,163,671
                                                                 ===========      ==========      ==========

                  LIABILITIES AND PARENT'S EQUITY IN DIVISION

Current liabilities:
  Current installments of long-term debt                         $   482,926         491,701         502,487
  Accounts payable                                                 1,186,396       1,218,265       1,273,155
  Accrued salaries                                                   155,723         152,019         130,236
  Accrued liabilities                                                271,173         183,013         127,697
                                                                 -----------      ----------      ----------
      Total current liabilities                                    2,096,218       2,044,998       2,033,575
                                                                 -----------      ----------      ----------

Deferred income taxes                                                610,300         592,800         229,900
Long-term debt, less current installments                          5,968,126       6,231,854       6,266,538
                                                                 -----------      ----------      ----------

      Total liabilities                                            8,674,644       8,869,652       8,530,013
                                                                 -----------      ----------      ----------

Parent's equity in division                                        8,474,704       8,121,024       7,633,658
                                                                 -----------      ----------      ----------
Commitments and contingencies (notes 6 and 7)

      Total liabilities and parent's equity in division          $17,149,348      16,990,676      16,163,671
                                                                 ===========      ==========      ==========

See accompanying notes to financial statements.

                           BOWLIN TRAVEL CENTERS, INC.

              Statements of Income and Parent's Equity in Division

                                                SIX MONTHS ENDED
                                                     JULY 31,
                                                   (UNAUDITED)                       YEARS ENDED JANUARY 31,
                                            ---------------------------    -----------------------------------------
                                                2000            1999          2000            1999          1998
                                            ------------    -----------    -----------    -----------    -----------
Gross sales                                 $ 14,752,567     14,071,987     27,242,403     23,803,173     22,583,588
Less discounts on sales                          201,385        181,286        386,622        283,264        279,943
                                            ------------    -----------    -----------    -----------    -----------
      Net sales                               14,551,182     13,890,701     26,855,781     23,519,909     22,303,645

Cost of goods sold                            10,171,372      9,475,026     18,660,049     15,817,507     15,042,323
                                            ------------    -----------    -----------    -----------    -----------
      Gross profit                             4,379,810      4,415,675      8,195,732      7,702,402      7,261,322

General and administrative expense            (3,401,607)    (3,519,248)    (7,128,511)    (6,546,116)    (5,925,026)
Depreciation and amortization                   (376,622)      (355,187)      (719,085)      (716,640)      (467,420)
Management fee income                            102,939        103,566        207,390        186,867        183,522
Other operating income                                --             --         30,661          7,345         35,335
                                            ------------    -----------    -----------    -----------    -----------
      Operating income                           704,520        644,806        586,187        633,858      1,087,733

Other income (expense):
  Interest income                                 57,493         48,721         95,570         85,696         48,340
  Gain on sale of property and equipment         131,235          5,816          1,024          7,180        101,770
  Gain from insurance proceeds                        --        227,362        711,805             --             --
  Interest expense                              (318,468)      (293,216)      (598,420)      (310,762)      (268,720)
                                            ------------    -----------    -----------    -----------    -----------
      Total other income (expense)              (129,740)       (11,317)       209,979       (217,886)      (118,610)
                                            ------------    -----------    -----------    -----------    -----------

      Income before income taxes                 574,780        633,489        796,166        415,972        969,123
Income taxes (note 5)                            221,100        243,900        308,800        162,300        373,000
                                            ------------    -----------    -----------    -----------    -----------

Net income                                       353,680        389,589        487,366        253,672        596,123
Parent's equity in division -
  beginning of period                          8,121,024      7,633,658      7,633,658      7,379,986      6,783,863
                                            ------------    -----------    -----------    -----------    -----------
Parent's equity in division -
  end of period                             $  8,474,704      8,023,247      8,121,024      7,633,658      7,379,986
                                            ============    ===========    ===========    ===========    ===========
Pro forma earnings per share (unaudited):
  Weighted average common shares               4,390,098      4,390,098      4,390,098
                                            ============    ===========    ===========
  Basic and diluted earnings per share      $       0.08           0.09           0.11
                                            ============    ===========    ===========

See accompanying notes to financial statements.

                           BOWLIN TRAVEL CENTERS, INC.

                            Statements of Cash Flows

                                                           SIX MONTHS ENDED
                                                               JULY 31,
                                                              (UNAUDITED)                   YEARS ENDED JANUARY 31,
                                                       -------------------------    --------------------------------------
                                                          2000           1999          2000          1999          1998
                                                       -----------    ----------    ----------    ----------    ----------
Cash flows from operating activities:
 Net income                                            $   353,680       389,589       487,366       253,672       596,123
 Adjustments to reconcile net income to
  net cash from operating activities:
  Depreciation and amortization                            376,622       355,187       719,085       716,640       467,420
  Income from partnership investment                            --            --        (1,408)       (3,025)           --
  Gain on sale of assets                                  (131,235)       (5,816)       (1,024)       (7,180)     (101,770)
  Gain from insurance proceeds                                  --      (227,362)     (711,805)           --            --
  Deferred income taxes                                     17,500       154,300       362,900        81,300       106,100
  Changes in operating assets and liabilities:
   Accounts receivable                                     298,118       114,007        93,417      (595,942)       14,667
   Inventories                                              85,424       151,635       154,862      (530,864)     (445,195)
   Prepaid expenses and other                             (128,633)       77,806        71,953       (74,859)      (13,251)
   Accounts payable and accrued liabilities                 59,995       378,341        22,209        82,259       104,877
   Income taxes                                                 --       223,976       223,976      (151,583)     (217,365)
                                                       -----------    ----------    ----------    ----------    ----------
        Net cash from operating activities                 931,471     1,611,663     1,421,531      (229,582)      511,606
                                                       -----------    ----------    ----------    ----------    ----------
Cash flows from investing activities:
 Capital received from (contributed to) partnership             --            --        21,400            --        (4,205)
 Proceeds from sale of assets                              202,428        16,000       138,828        13,413       231,147
 Proceeds from insurance                                        --       599,332     1,086,865            --            --
 Purchases of property and equipment                      (204,939)   (1,723,853)   (2,908,762)   (2,060,507)   (1,774,280)
 Franchise fee payments                                         --            --            --       (25,000)           --
 Notes receivable, net                                       7,181         2,625      (117,466)       43,196         6,168
                                                       -----------    ----------    ----------    ----------    ----------
        Net cash from investing activities                   4,670    (1,105,896)   (1,779,135)   (2,028,898)   (1,541,170)
                                                       -----------    ----------    ----------    ----------    ----------
Cash flows from financing activities
 Payments on long-term debt                               (272,503)     (231,946)     (821,670)     (611,151)     (372,983)
 Payments for debt issuance costs                               --            --            --      (294,868)           --
 Proceeds from borrowings                                       --       250,000       776,200     4,311,802       255,000
                                                       -----------    ----------    ----------    ----------    ----------
        Net cash from financing activities                (272,503)       18,054       (45,470)    3,405,783      (117,983)
                                                       -----------    ----------    ----------    ----------    ----------
Net increase (decrease) in cash and cash equivalents       663,638       523,821      (403,074)    1,147,303    (1,147,547)

Cash and cash equivalents at beginning of period         1,388,934     1,792,008     1,792,008       644,705     1,792,252
                                                       -----------    ----------    ----------    ----------    ----------
Cash and cash equivalents at end of period             $ 2,052,572     2,315,829     1,388,934     1,792,008       644,705
                                                       ===========    ==========    ==========    ==========    ==========
Supplemental disclosure of cash flow information:
 Non-cash investing activities - Sale of property
  and equipment in exchange for note receivable        $   168,749            --            --            --            --
                                                       ===========    ==========    ==========    ==========    ==========
 Interest paid                                         $   318,468       293,216       618,105       291,944       269,589
                                                       ===========    ==========    ==========    ==========    ==========
 Income taxes paid                                     $   203,600      (134,376)     (270,376)      232,583       484,265
                                                       ===========    ==========    ==========    ==========    ==========

See accompanying notes to financial statements.

                           BOWLIN TRAVEL CENTERS INC.

                          Notes to Financial Statements

                            January 31, 2000 and 1999
                    (information as of July 31, 2000 and for
                       the six months ended July 31, 2000
                             and 1999 is Unaudited)


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) DESCRIPTION OF BUSINESS

         Bowlin Travel Centers Inc. (BTC or the Company) is located in Albuquerque, New Mexico. For all periods presented in these financial statements, the Company has operated as a separate division of Bowlin Outdoor Advertising & Travel Centers, Inc. (BOATC), a public company traded on the American Stock Exchange.

         On August 8, 2000, the Company was incorporated in the state of Nevada. BTC's articles of incorporation authorize 10,000,000 shares of common stock ($.001 par value) and 1,000,000 shares of preferred stock ($.001 par value), which can be issued at the discretion of the Board of Directors.

         The Company is a wholly owned subsidiary of BOATC. Inter-company transactions have generally been limited to management fees, federal and state income tax allocations, cash advances and cash distributions and are recorded and funded through an inter-company receivable/payable account.

         The Company's principal business activities include the operation of full-service travel centers and restaurants that offer brand name food and gasoline, and a unique variety of Southwestern merchandise to the traveling public in the Southwestern United States.

     (b) CASH AND CASH EQUIVALENTS

         The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

     (c) INVENTORIES

         Inventories consist primarily of merchandise and gasoline for resale and are stated at the lower of cost or market value, with cost being determined using the first-in, first-out (FIFO) method.

     (d) PROPERTY AND EQUIPMENT

         Property and equipment are carried at cost. Maintenance and repairs, including the replacement of minor items, are expensed as incurred, and major additions to property and equipment are capitalized. Depreciation is provided by the Company using primarily straight-line, as well as accelerated methods.

     (e) INTANGIBLE ASSETS

         Debt issuance costs are deferred and amortized over the terms of the respective borrowings on a straight-line basis for the revolving portion and the interest method for the term note portion. Franchise fees are amortized on a straight-line basis over the shorter of the life of the related franchise agreements or the periods estimated to be benefited, ranging from fifteen to twenty-five years.

     (f) SALES AND COST RECOGNITION

         Sales of merchandise are recognized at the time of sale and the associated costs of the merchandise are included in cost of sales.

                           BOWLIN TRAVEL CENTERS INC.

                          Notes to Financial Statements

                            January 31, 2000 and 1999
                    (information as of July 31, 2000 and for
                       the six months ended July 31, 2000
                             and 1999 is Unaudited)


     (g) INCOME TAXES

         The Company is included in the federal income tax return of BOATC. The Company's U.S. federal and state income tax liabilities are computed as if BTC filed separate tax returns.

         Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     (h) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED
         OF

         The Company reviews its long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount of fair value less costs to sell.

     (i) FINANCIAL INSTRUMENTS

         The Company's financial instruments are cash and cash equivalents, accounts receivable, notes receivable, accounts payable, accrued liabilities, and long-term debt. The carrying amounts of cash and cash equivalents, accounts receivable, notes receivable, accounts payable, accrued liabilities, and long-term debt approximate fair value.

     (j) USE OF ESTIMATES

         Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (k) PRO FORMA EARNINGS PER SHARE

         Pro forma earnings per share of common stock, both basic and diluted, are computed by dividing net income by the weighted average common shares outstanding for the Company's parent, BOATC. Diluted earnings per share is calculated in the same manner as basic earnings per share as there were no dilutive potential securities outstanding for all periods presented.

                           BOWLIN TRAVEL CENTERS INC.

                          Notes to Financial Statements

                            January 31, 2000 and 1999
                    (information as of July 31, 2000 and for
                       the six months ended July 31, 2000
                             and 1999 is Unaudited)


(2)  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                         ESTIMATED       JULY 31,      JANUARY 31,    JANUARY 31,
                                        LIFE (YEARS)       2000            2000          1999
                                        ------------   ------------    -----------    -----------
       Land                                     --     $  2,470,861      2,610,341      1,954,218
       Buildings and improvements          10 - 40        8,150,829      8,203,173      6,309,657
       Machinery and equipment              3 - 10        6,328,961      6,653,358      5,736,501
       Autos, trucks and mobile homes       3 - 10        1,425,321      1,451,987      1,394,915
       Billboards                          15 - 20        1,050,500        951,026        827,570
                                          ========     ------------    -----------    -----------

                 Subtotal, at cost                       19,426,472     19,869,885     16,222,861
       Less accumulated depreciation                     (9,114,942)    (9,129,271)    (8,597,517)
       Construction in progress                              52,434         20,241      1,391,805
                                                       ------------    -----------    -----------

                                                       $ 10,363,964     10,760,855      9,017,149
                                                       ============    ===========    ===========

     In May 2000, the Company sold certain assets, including land and equipment, to a third party for $25,000 cash and a note receivable for $400,000. The note receivable has a stated rate of interest of 8 percent and is payable in annual installments of $37,500 through 2004 with the balance due in 2005. The assets sold had a carrying value of $170,258 and the costs incurred to sell the assets was $6,043. The gain on the sale of the property was $248,699, of which $14,625 was recognized initially and $234,074 was deferred and will be recognized into income using the installment method as payments are received. The deferred gain is reflected as a reduction to the note receivable in the accompanying balance sheet.

     Through January 31, 2000, the Company received proceeds from insurance totaling $1,086,865 to replace assets destroyed by a fire at the Company's headquarters during November 1998, which resulted in recognition of a $711,805 gain.

(3)  INTANGIBLE ASSETS

     Intangible assets, at cost, consist of the following:

                                          JULY 31,    JANUARY 31,  JANUARY 31,
                                            2000         2000         1999
                                         -----------   ---------   ---------
        Franchise fees                   $  183,000      183,000     234,500
        Debt issuance costs                 295,267      295,267     294,668
                                         -----------   ---------   ---------
                                            478,267      478,267     529,168
        Less accumulated amortization      (164,733)    (149,999)   (134,007)
                                         -----------   ---------   ---------

        Intangible assets, net           $  313,534      328,268     395,161
                                         ===========   =========   =========

                           BOWLIN TRAVEL CENTERS INC.

                          Notes to Financial Statements

                            January 31, 2000 and 1999
                    (information as of July 31, 2000 and for
                       the six months ended July 31, 2000
                             and 1999 is Unaudited)


(4)  LONG-TERM DEBT

     Long-term debt is as follows:

                                                                            JULY 31,        JANUARY 31,     JANUARY 31,
                                                                              2000             2000            1999
                                                                           ----------       ---------       ---------
     Due bank, maturity November 2005, variable interest (8.50% at
      January 31, 2000), monthly installments of $34,347, secured by buildings and equipment
                                                                           $2,570,493       2,661,329       2,846,007
     Due bank, maturity October 2013, variable interest (8.50% at
      January 31, 2000), monthly installments of $9,860, secured by
      land and buildings                                                      925,698         941,732         978,428

     Due bank, maturity October 2013, variable interest (8.50% at
      January 31, 2000), monthly installments of $6,329, secured by
      land and buildings                                                      547,151         606,494         629,740

     Due bank, maturity January 2005, variable interest at index rate (8.00% at January 31, 2000), monthly installments of
      $4,818 secured by buildings and equipment                               460,011         467,501         486,355

     Due bank, maturity May 2005, variable interest at index rate plus .5 (8.50% at January 31, 2000), monthly installments of
      $8,614, secured by buildings and equipment                              713,923         732,194         774,006

     Due banks and other financing companies, with maturity dates ranging from 2000 to 2013. Most bear interest at adjustable rate of 7.75% with certain fixed rate notes at 8.9%. Monthly payments totaling $19,188. Secured by land, buildings,
      equipment, and inventories                                            1,114,104       1,177,768         886,256

     Due individuals, various payment schedules with maturity dates in 2003, including interest ranging from 8.00% to 10.00%.
      Monthly payments totaling $3,818. Secured by land and
      buildings                                                               119,672         136,537         168,233
                                                                           ----------       ---------       ---------
     Less current maturities                                                6,451,052       6,723,555       6,769,025
                                                                              482,926         491,701         502,487
                                                                           ----------       ---------       ---------

                                                                           $5,968,126       6,231,854       6,266,538
                                                                           ==========       =========       =========

                           BOWLIN TRAVEL CENTERS INC.

                          Notes to Financial Statements

                            January 31, 2000 and 1999
                    (information as of July 31, 2000 and for
                       the six months ended July 31, 2000
                             and 1999 is Unaudited)


     Future maturities of long-term debt for the years ending January 31 are as follows:

              2001                                $   491,701
              2002                                    528,349
              2003                                    554,293
              2004                                    524,976
              2005                                    476,743
              Thereafter                            4,147,493
                                                  -----------

                   Total                          $ 6,723,555
                                                  ===========

     On November 10, 1998, the Company entered into a credit agreement with one of its existing lenders for a new term note in the amount of $2,884,000, which was used to refinance existing borrowings and provide funds for working capital.

(5)  INCOME TAXES

     Income taxes consist of the following for the years ended January 31:

                                            CURRENT      DEFERRED      TOTAL
                                           ---------    ---------    --------
              2000:
                  U.S. Federal             $ (45,000)     302,300     257,300
                  State and local             (9,100)      60,600      51,500
                                           ---------    ---------    --------
                                           $ (54,100)     362,900     308,800
                                           =========    =========    ========
              1999:
                  U.S. Federal             $  67,500       67,700     135,200
                  State and local             13,500       13,600      27,100
                                           ---------    ---------    --------
                                           $  81,000       81,300     162,300
                                           =========    =========    ========
              1998:
                  U.S. Federal             $ 222,400       88,400     310,800
                  State and local             44,500       17,700      62,200
                                           ---------    ---------    --------
                                           $ 266,900      106,100     373,000
                                           =========    =========    ========

                           BOWLIN TRAVEL CENTERS INC.

                          Notes to Financial Statements

                            January 31, 2000 and 1999
                    (information as of July 31, 2000 and for
                       the six months ended July 31, 2000
                             and 1999 is Unaudited)


     Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to pre-tax income as a result of the following for the years ended January 31:

                                                  2000        1999        1998
                                                --------     -------     -------
       Computed "expected" tax                  $270,696     141,430     329,502
       State income taxes, net of federal
        tax benefit                               34,014      17,872      41,084
       Other                                       4,090       2,998       2,414
                                                --------     -------     -------

       Total                                    $308,800     162,300     373,000
                                                ========     =======     =======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows at January 31:

                                                             2000         1999
                                                           --------     -------
       Deferred tax assets:
         Compensated absences, principally due to
             accrual for financial reporting purposes      $ 37,519      15,056
         Other                                                   --       7,800
                                                           --------     -------
               Total gross deferred tax assets               37,519      22,856

         Less valuation allowance                                --          --
                                                           --------     -------

               Net deferred tax assets                       37,519      22,856
                                                           --------     -------
         Deferred tax liabilities:
           Property and equipment, principally due
            to differences in depreciation                  625,375     247,436
           Other                                              4,944       5,320
                                                           --------     -------
               Total gross deferred liabilities             630,319     252,756
                                                           --------     -------

               Net deferred tax liability                  $592,800     229,900
                                                           ========     =======

     There was no valuation allowance for deferred tax assets as of February 1, 1999, 1998 or 1997. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(6)  PROFIT SHARING PLAN

     The Company maintains a qualified defined contribution profit sharing plan that covers substantially all employees. The plan year end is December 31. The elected salary reduction is subject to limits as defined by the Internal Revenue Code. The Company provides a matching contribution and additional discretionary contributions as determined by resolution of the board of directors. Legal and accounting expenses related to the plan are

                           BOWLIN TRAVEL CENTERS INC.

                          Notes to Financial Statements

                            January 31, 2000 and 1999
                    (information as of July 31, 2000 and for
                       the six months ended July 31, 2000
                             and 1999 is Unaudited)

     absorbed by the Company. The Company's contributions to the profit sharing plan were $42,237, $29,083 and $37,386 in fiscal 2000, 1999 and 1998, respectively.

(7)  COMMITMENTS AND CONTINGENCIES

     The  Company  leases  land at several of its  retail  operating  locations.
     Included in general and administrative expenses in the accompanying statements of income and parent's equity in division is rental expense for these land leases of $419,176, $370,761 and $306,283 for the years ended January 31, 2000, 1999 and 1998, respectively. The Company also leases land where several of its retail billboards are located and rent expense for these leases was $91,148, $43,809 and $54,099 for the years ended January 31, 2000, 1999 and 1998, respectively.

     The leasing agreements for the various locations include 5-35 year leases with remaining lives on those leases ranging from approximately 5-25 years at January 31, 2000. Renewal options vary, with the most extensive including three 5-year renewal options. Contingent rentals are generally based on percentages of specified gross receipts. Several leases include terms for computation of rent expense as the greater of a percent of gross receipts or a percent of land value as defined by the lease. In most cases, the Company is responsible for certain repairs and maintenance, insurance, property taxes or property tax increases, and utilities.

     Future minimum rental payments under these leases are as follows:

          YEAR ENDING JANUARY 31:
          -----------------------
          2001                                    $ 151,383
          2002                                      132,783
          2003                                      128,783
          2004                                       98,783
          2005                                       98,233
          Thereafter                                383,733
                                                  ---------

              Total                               $ 993,698
                                                  =========

(8) RELATED PARTY TRANSACTIONS

     Notes receivable - related parties consist of the following:

                                                              JULY 31,   JANUARY 31,  JANUARY 31,
                                                                2000        2000         1999
                                                              -------      ------       ------
       Stockholder, plus interest at 7%, unsecured            $10,012      10,012       10,012
       Employees, receivable in annual installments
        totaling $875 plus interest at 10%, unsecured           3,500       3,500        3,500
                                                              -------      ------       ------

       Total                                                  $13,512      13,512       13,512
                                                              =======      ======       ======

                           BOWLIN TRAVEL CENTERS INC.

                          Notes to Financial Statements

                            January 31, 2000 and 1999
                    (information as of July 31, 2000 and for
                       the six months ended July 31, 2000
                             and 1999 is Unaudited)


     The Company and BOATC have entered into an agreement whereby the Company is reimbursed for certain corporate general and administrative functions performed on behalf of BOATC. These fees are included in the caption "management fees" in the accompanying statements of income and parent's equity in division and they include treasury, accounting, tax, human resources, and other support services. Management fees receivable from BOATC are based on actual amounts incurred on behalf of BOATC as well as a proportionate amount of the Company's general and administrative expenses determined based on the level of effort necessary to provide such services. The level of effort is determined through a percentage allocation of time and related expenditures for corporate personnel that perform duties and/or provide support for BOATC. While Company management has no practical means to estimate the costs that would not have been received for such services had it been a stand-alone company, management believes the amount of such allocations are reasonable. However, BOATC may discontinue such cost sharing in the future, which would have the effect of reducing BTC's net income, and earnings per share to the pro forma (unaudited) amounts that follow:

                                                                                         Pro forma
                                                        As                               excluding
          Unaudited                                  reported        Management fee     management fee
          ---------                                  --------        --------------     --------------
          Net income:
            Year ended January 31, 2000             $   487,366         (207,390)           279,976
            Six months ended July 31, 2000              353,680         (102,939)           250,741
                                                    -----------      -----------        -----------
          Pro forma earnings per share:
            Year ended January 31, 2000             $      0.11            (0.05)              0.06
            Six months ended July 31, 2000                 0.08            (0.02)              0.06
                                                    -----------      -----------        -----------

     An individual who is an officer and stockholder in the Company is also an officer and stockholder in Stuckey's Corporation (Stuckey's). The Company paid Stuckey's franchise fees for four stores in the amount of $34,029, $36,356 and $35,690 for the years ended January 31, 2000, 1999 and 1998, respectively. Franchise fees are included in general and administrative expenses in the accompanying statements of income and parent's equity in division.

     During the years ended January 31, 2000, 1999 and 1998, wholesale gasoline distribution sales totaling $1,328,418, $1,227,681 and $916,733 were sold to a Stuckey's franchise travel center not owned by the Company. The travel center is owned by the daughter of an individual who is a stockholder in the Company.